SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2007

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

 March 1, 2007

 Messrs.
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Re.: MATERIAL EVENT

Gentlemen:

CREDICORP LTD., in accordance with article 28 of the Capital Markets Law and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, as modified by CONASEV Resolution number 009-2003-EF/94.10, complies with notifying you of the following Material Event:

Credicorp’s Board of Directors, in the session held yesterday, February 28, 2007, agreed to submit for consideration and approval at the company’s Annual General Meeting of Shareholders, which will be held on March 30, 2007, the following matters:

1. Approved the Annual Report of the Company for the financial year 2006.

2. Approved the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2006, including the report of the independent auditors Medina , Zaldívar, Paredes & Asociados, a member firm of Ernst & Young in Perú.

Please note that Credicorp’s Board of Directors, agreed to pay its shareholders a cash dividend of US$122,697,012.10, which amount to US$1.30 per share for a total of 94,382,317 common shares. The Board of Directors approved the distribution of dividends in accordance to the Bye-law faculty and considering a total net income of US$230,013,075.29 in 2006. It also agreed to transfer US$ 107,316,063.19 to legal reserves. The Board also agreed to pay dividends on May 7, 2007, to shareholders registered as of April 9, 2007 (“Record Date”).

In accordance with CONASEV Resolution No. 107-2002-EF/94.10.0, we are enclosing the company’s Annual Report and consolidated financial statements as of December 31, 2006 together with the external auditor’s opinion, as well as the 2006 Annual Information Document, also approved by the Board.

Sincerely,

/s/Fernando Palao

Fernando Palao
Credicorp Ltd.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2007

CREDICORP LTD.

	By:	/s/ Guillermo Castillo

Guillermo Castillo
Authorized Representative

Credicorp Ltd. and Subsidiaries

Annual Information Document

2006

TABLE OF CONTENTS

Pag.

SECTION I
Declaration of Responsibility	3

SECTION II
Business	4

SECTION III
Financial Statements	9

SECTION IV
Exhibits	34

SECTION V
Information of the fulfilment of the Principales of
Corporate Gobernance	35

Section I

Declaration of Responsibility

This document contains truthful and sufficiently detailed information with respect to the business activity of Credicorp Ltd. and its subsidiaries during year 2006. Notwithstanding the responsibilities of the registrant, the undersigned is responsible for the information under the scope of its competence according to applicable regulations.

/s/ WALTER BAYLY

Walter Bayly
Chief Financial and Accounting Officer

February 28, 2007

Section  II

BUSINESS

GENERAL INFORMATION

Name	:	Credicorp Ltd.

Address	:	Calle Centenario No. 156, La Molina

Telephone	:	511 313-2123
Fax	:	511 313-2135

Incorporation

Credicorp Ltd, was incorporated in August 17th, 1995 in Hamilton, Bermuda, registry No. EC21045.

The duration of the society is indefinite.

Brief description of business

Credicorp was formed in 1995 for the purposes of acquiring through an exchange offer (the “Exchange Offer”) the common shares of BCP, ASHC and PPS.  Pursuant to the Exchange Offer, in October 1995, Credicorp acquired 90.1% of BCP; 98.2% of ASHC; and 75.8% of PPS.  Credicorp’s shares began to be traded in the New York Stock Exchange, immediately after finishing the exchange offer, with a closing price at such date of US$11.61 (adjusted for stock dividends).  Credicorp acquired in March 19, 1996, pursuant to an exchange offer, the remaining 1.8% outstanding shares of ASHC.  Credicorp also owns 99.99% of Inversiones Credito, which is a non-financial entity with long-term investments.

BCP began operations in 1889 as Banco Italiano and changed its name to Banco de Crédito del Perú in 1941.  BCP has been the largest commercial bank in Peru since the 1920s.

ASHC was organized in December 1981 as a wholly owned subsidiary of BCP, under the name Crédito Del Peru Holding Corporation (“BCP International”), in the Cayman Islands and became the first Peruvian bank to establish an offshore banking presence to serve its Peruvian customers.  In 1983, BCP distributed the shares of BCP International as dividends to the shareholders of BCP to protect its privately held status in the event BCP were nationalized.  BCP International established its first physical presence offshore (previously having been operated through BCP’s corporate offices) by opening an office in Panama in 1984, and in 1986 opened an agency in Miami and changed its name to Atlantic Security Holding Corporation.

PPS was formed in 1992 as a result of a merger between El Pacífico Compañía de Seguros y Reaseguros S.A. and Compañía de Seguros y Reaseguros Peruano-Suiza S.A.

In November 2004, Credicorp announced the start-up of a new Private Pension Fund Management Company, Prima AFP, which operates in the Peruvian market since July 2005.  Credicorp’s subsidiary Inversiones Credito is the principal shareholder in the new company, with which Credicorp returns to this business after the sale of its stake in AFP Unión in 1999. In August 2006, Prima AFP and Union Vida merged, operation that was concluded in Decemeber of the same year. As of the end of year 2006, Prima AFP has 997,963 affiliates and administered US$4,207 million in funds under management.

In 2006, BCP had important growths in all the segments of its loan portfolio, along with an improvement of its loan quality ratios Thus, as of December 2006 the past due loan ratio falls to 1.3% and the coverage ratio increased to 248%, reflecting a healthy growth. Likewise it was observed during the year a good management of portfolio recoveries generating incomes by approximately S/.112.8 million.

Banco de Crédito de Bolivia had an outstanding year. BCB reached a net income of US$13.9 million, 35.4% higher than the one reported in 2005. Additionally, its loan portfolio quality improved significantly, decreasing the past due loan ratio from 5.8% at year-end 2005 to 3.6% in 2006, while the coverage of past due loans with loan provisions increased from 129.9%  to 163.6%.

During 2006 ASHC has maintained a conservative but constant expansion of its business. ASHC again has shown a stable contribution for the results of Credicorp, with high profitability and low operating risk.  ASHC has closed the year with a contribution of US$15.7 million to Credicorp’s attributable net income, showing a 16.1% increase compared with 2005 contribution that reached US$13.5 million.

With respect to the Insurance business, the re-estructuring process has paid off and giving excellent results. Cost control and very focus strategy in each insurance business segment had led to report for 2006 year a contribution to Credicorp of US$14.5 million, 159% higher than the corresponding contribution in 2005.

All in all, the excellent result of Credicorp’s banking business, the strategies executed by management and the better performance of the insurance business, compensated Prima’s merger costs. These results constituted a great achievement for a business of mainly Peruvian capitals and are product not only of the business management but also of the recovery and important growth of the Peruvian economy.

Shareholders

As of December 31, 2006, the company had paid-in capital of US$471,911,585, which is represented by 94,382,317, shares with a par value of US$ 5.00 each.

Shareholders with 5% or more of the company:

Participation

ATLANTIC SECURITY HOLDING CORP	15.49%
IN - FONDO 2*	10.85%
PRIMA	9.33%
HORIZONTE *	8.63%
PR - FONDO 2*	4.96%

* Porcentages estimated.
Source: BCP.

Shares with right to vote:

Position	Number of Shares	Percentages

Less than 1%	4,548	12.08%
Between 1% - 5%	4	9.76%
between 5% -10%	1	7.95%
More than 10%	1	15.24%
(*) CEDEFAST	—	54.97%
Total	4,554	100.00%

(*) Includes holdings in CEDEFAST - DTC, for electronic clearing
Source:BCP.

Number of Employees

	2005	2006

Officers and Managers	372	428
Indefinite term: Employees	4,994	7,550
Fixed term: Employees	6,497	7,235
Total	11,863	15,213

Source: BCP.

Description of Business

Credicorp is the largest financial services holding company in Peru.  Credicorp is engaged principally in commercial banking (including trade finance and leasing), capital market activities (including corporate finance, brokerage services, asset management, trust, custody and proprietary trading and investment), insurance (including commercial property, transportation, marine hull, automobile, life, health and pension fund underwriting insurance) and since August 2005 in the Pension Funds business through its subsidiary Prima AFP.

Legal Proceedings

Credicorp and its subsidiaries are involved in certain legal proceedings incidental to the normal conduct of their business.  In opinion of the Management, none of these would affect the normal development of its activities and business.

Control of Registrant

The following table sets forth the current Directors of Credicorp.

Name	Position	Years as Director (1)

Dionisio Romero	Chairman	36
Luis Nicolini	Deputy -Chairman	25
Fernando Fort	Director	24
Reynaldo Llosa	Director	23
Juan Carlos Verme	Director	16
Luis Enrique Yarur	Director	9
Germán Suárez	Director	2
Felipe Ortiz de Zevallos	Director	2

(1) Of Credicorp, its subsidiaries and their predecssors as of December 31, 2006
Source: BCP.

The Secretary of the Board of Directors is Dawna L. Ferguson.  The Assistant Secretary of the Board of Directors is Mr. Fernando Palao.

The Audit Committe is composed of the following independent Board members:

 - Luis Enrique Yarur, President

 - Luis Nicolini

 - Reynaldo Llosa

 - Juan Carlos Verme

And also participates Mr. Walter Bayly, Chief Financial Officer.

The compensation is paid only to the Directors that not serve in the Board of directors of BCP. The compensation is US$ 5,000 monthly, total amount agreed by the General Shareholder’s Meeting yearly. Audit Committee members perceive an additional monthly remuneration of US$5,000 by session.

Dionisio Romero Seminario

Masters degree in Business Administration from Stanford University in United States of America and BA in Economics from Pomona College-California.  Mr. Romero was the Chairman of Banco de Crédito del Perú from 1966 to 1987 (with an interruption of 2 years between 1977 and 1979) and has served as a Board Member from December 1990 to the present.  He is Chairman of Credicorp since 1995 and President of Atlantic Security Holding Corporation, Gran Cayman. He is Director and President of Banco de Credito de Bolivia, President of Grupo Crédito and President of BCP’s subsidiaries: Credileasing, Credifondo SAFM, Creditítulos, Inmobiliaria BCP, Soluciones en Procesamiento – Servicorp. He is also Deputy Chairman of Pacífico Peruano Suiza and Director of Banco de Crédito e Inversiones, Chile.

Luis Nicolini Bernucci

Businessman especially dedicated to industrial, financial activities. As a banker, he is Deputy Chairman of Banco de Crédito del Perú since August 1995.  He is Director of BCP from March 1977 to October of 1987, and since March 1991 to date.  He is also Deputy Chairman and Director of Banco de Credito de Bolivia and all of BCP’s Subsidiaries.  Mr. Nicolini is Deputy Chairman of Credicorp from August of 1995 and of Atlantic Security Bank. He is Director of Inversiones Centenario, Alicorp and Pacifico Peruano Suiza.  Independent board member.

Fernando Fort Marie

Lawyer and Partner at the law firm of Fort, Bertorini and Godoy. Mr. Fort has served as a Director of Banco de Credito del Peru from March 1979 to October 1987 and from March of 1990 to the present.  He is Director of BCP’s Subsidiaries, Atlantic Security Bank and Banco de Credito de Bolivia.  He has served as a Director of Credicorp since March 1999. He serves as a Director on the Boards of various other companies.

Reynaldo Llosa Barber

Reynaldo Llosa is a businessman and studied at the Allied School of London. Director of Banco de Crédito from March 1980 to October of 1987 and from March 1990 to the present. He serves as Director on the Board of Banco de Crédito de Bolivia, on BCP’s subsidiaries, Atlantic Security Bank and Credicorp (from August 1995). He is partner and General Manager at F. N. Jones S.R. Ltd. He is the Chairman of Edelnor and member of the Board of Directors of Pacifico Compañía de Seguros, Distrilima, Generalima, Etevensa and of other companies. Independent board member.

Luis Enrique Yarur

Luis Enrique Yarur, is a businessman with an undergraduate degree in law from Universidad de Navarra and has a master degree in economics and management from IESE, Spain. Currently, he is Chairman of the Board of Empresas Juan Yarur S.A.C. and of Banco de Crédito e Inversiones (Chile). He is also Vice-President of Asociación de Bancos e Instituciones Financieras and and Director of Bolsa de Comercio de Santiago. He became Director of Credicorp on October 31, 2002.  Mr. Yarur has served as Director of Banco de Crédito del Perú since February 1995. Independent board member.

Juan Carlos Verme Giannoni

Mr. Verme is a Businessman. He studied at Universidad de Zurich. Mr. Verme has served as Director of Banco de Crédito del Perú since March 1990 and as Director of Credicorp since August 1995. He is member of the Board of Atlantic Security Bank, Banco de Crédito de Bolivia and BCP’s subsidiaries. Mr. Verme also serves as Director on the Boards of Hermes Transportes Blindados S.A., Cerámica Lima S.A., Corporación Cerámica S.A. and other companies. He is also Chairman of Inversiones Centenario S.A.A. Mr. Verme is member and President of Asamblea General de Asociados del Patronato del Museo de Arte de Lima and Vice-President of Asociación Cultural Filarmonía. Independent board member.

Germán Suárez

Mr Suárez has a degree in Economics from UNMSM and Masters degree in economics from Columbia University. Mr. Suárez worked at Banco Central de Reserva del Perú from 1964 to 1990. He was economist for Brazil and Peru in the International Monetary Fund from 1979 to 1980. Mr. Suárez was Officer of Ministerio de Economía y Finanzas (Perú), Chairman of Banco de la Nación from 1990 to 1992 and Chairman of Banco Centralde Reserva del Peru (BCRP) from 1992 to 2001. Besides, he was Director for  Banco de la Nación in Bladex, Extebandes and Arlabank. Member of the Board of directors of Compañía Minera Buenaventura. Chairman of G-24 of IMF from 2000 to 2001. Mr. Suárez became a Director of  Credicorp on March 31, 2005. Independent Board member.

Felipe Ortiz de Zevallos

Mr. Ortiz de Zevallos has a degree in Industrial Engineering from Universidad Nacional de Ingenieria-UNI, Perú with a Masters degree in Management from Rochester University, New York and post graduate degree in Management Program from Harvard Business School. Professor and President of Universidad del Pacífico in Lima. Founder in 1977 of Grupo APOYO, being its Chairman since then.  Mr. Ortiz de Zevallos is member of the Board of Directors of several businesses, among them Compañía Minera Buenaventura and non-profit organizations. He is invited columnist in newspapers and Peruvian and international magazines and events. He is member of the Board of Credicorp since March 31, 2005. Independent Board member.

Executive Officers

Pursuant to the By-Laws, the Board of Directors has the power to delegate its power over day-to-day management to one or more Directors, officers, employees or agents.  The following table sets forth information concerning the principal executive officers of Credicorp.

Name	Position	Years of Officer(1)

Dionisio Romero	Chief Executive Officer	36 (2)
Raimundo Morales	Chief Operating Officer	27
Carlos Muñoz	Executive Vice President	26
Walter Bayly	Chief Financial and Accounting Officer	13
José Luis Gagliardi	Senior Vice President-Administration	26 (3)
David Saettone	Human Resources Senior Vice President-Insurance	11

(1) OF Credicorp, its subsidiaries and their predecessors as of December 31, 2005.
(2) Mr. Romero served as an officer of BCP from 1966 through 1987 and from 1990 to the present. Mr. Romero has been an officer of PPS since 1972.
(3) Mr. Gagliardi served as an officer of BCP from 1981 through 1988.

Dionisio Romero, detailed in the preceding section.

Raimundo Morales, the Chief Operating Officer of Credicorp, is also the General Manager of BCP, having joined BCP in 1980.  Previously, Mr. Morales held various positions during his ten years at Wells Fargo Bank in its San Francisco, São Paulo, Caracas, Miami and Buenos Aires offices.  His last position was Vice President for the Southern Region of Wells Fargo. From 1980 to 1987, Mr. Morales was Executive Vice President in charge of BCP’s Wholesale Banking Group.  From 1987 to 1990 he was the General Manager of ASB in Miami. He rejoined BCP as General Manager in 1990.  Mr. Morales received his Masters degree in Finance from the Wharton School of Business in the United States.

Carlos Muñoz, the Executive Vice President of Credicorp and, the Deputy General Manager of BCP, is also the President of ASB.  He previously served as Senior Vice President and Manager of BCP’s Metropolitan Division Group and later managed the Retail Banking Group as an Executive Vice President.  Previously, Mr. Muñoz held positions as an Investment Officer for the International Finance Corporation (World Bank Group) in Washington, D.C. and with the Philadelphia National Bank in Philadelphia, Paris and Buenos Aires, where his last position was Assistant Vice President and Regional Representative.  From 1988 to 1990, Mr. Muñoz served as Executive Vice President of ASB.  Mr. Muñoz received his Masters degree in Finance from the Wharton School of Business in the United States.

José Luis Gagliardi, the Senior Vice President, Administration and Human Resources of Credicorp and Executive Vice President of Administration of BCP, first joined BCP in 1981.  From March 1981 until December 1988 he served as the Manager of Human Resources and Central Manager of Resources and Administration.  In 1988, Mr. Gagliardi left BCP to manage Human Resources for Bank of America’s Latin American Division.  He rejoined BCP in November 1990.

Walter Bayly, was appointed Chief Financial and Accounting Officer of Credicorp and Executive Vice President of Planning and Finance of BCP in April 2004.  Previously, Mr. Bayly held various other management positions within BCP, having managed the Wholesale Banking, Middle Market Banking, Systems and Organization, and Investment Banking groups.  Mr. Bayly joined BCP in 1993, after three years at Casa Bolsa México where he was Partner and Managing Director in Corporate Finance and after ten years at Citibank in Lima, New York, México, and Caracas, where he worked primarily in the Corporate Finance and Loan Syndication groups.  Mr. Bayly received a Bachelor degree in Business Administration from Universidad del Pacífico in Lima, Perú, and a Masters degree in Management from Arthur D. Little Management in Cambridge, Massachusetts.

David Saettone

General Manager of Pacífico Peruano Suiza and Senior Vice President Insurance of Credicorp Ltd. He is and Economist with a Masters degree and PhD from Princeton University (EEUU). Mr. Saettone was General Manager of Banco de Crédito de Bolivia and Chief of Gabinete de Asesores y Unidad de Coordinación de Préstamos Sectoriales of the Economy and Finance Office, Perú. He was also Manager of the Corportate Finance unito f BCP.

Section III

FINANCIAL STATEMENTS

A.  CREDICORP LTD. AND SUBSIDIARIES

NET INCOME

Consolidating the improvements reported throughout the year 2006 for all of Credicorp’s business segments, Credicorp closed the year 2006 with a total net income after minority deductions of US$ 230.3 million, reflecting a 27% earnings growth from 2005 and an improved ROAE of 18.5% for 2006, up from 16.4% for 2005. These results reflect the improvement on the growth capacity and earnings generation on Credicorp businesses.

On Credicorp’s banking business, NII for the year 2006 grew 13.5% along with a total loan portfolio growth of 18.3%, net loan growth of 19.2% and growth of its deposit base of 24.7%, assuring this way a continuous low cost funding base.

Fee income grew a strong 18.5%, reflecting the focus on transactional business of BCP with significant transactional volume growth, as well as the growth of its pension fund business and related fee income through the acquisition of AFP Unión Vida by Prima AFP.

On the insurance business, net premiums earned grew also 14.8% contributing to the overall Core Earnings growth of almost 16% for the year.  The excellent performance of the capital markets contributed as well to increasing results as strong gains on securities led to a total earnings growth for Credicorp of 17.4% for 2006.  Furthermore, on the insurance business, net premiums earned grew faster than incurred net claims and cost increases which expanded at a lower 6.3% (or 9.4% and 5.3% respectively), leading to an important recovery which contributed to Credicorp’s overall performance improvement.

In fact, the important improvement in the insurance business could partially offset the higher than expected losses generated at the Pension Fund Prima AFP. Prima was partially behind the increase in total operating expenses, since all the accumulated losses of the start-up operation as well as the merger costs and related charge-offs, led to high operating costs and contributed to a 21.3% growth in total operating expenses at Credicorp.

An additional factor that contributed to Credicorp’s increased operating expenses was the increase in extraordinary operating expenses at BCP, which include the large SAR provision.

On the other hand, in 2006 Credicorp reported an income related to its currency translation line which reflects the currency fluctuation effect of the open currency balance sheet positions.

These developments resulted in a recovery of profitability with ROAE reaching 18.47% for the year 2006. NIM however, reflects the extremely competitive environment in which we are operating showing a drop to 5.06% compared to 5.2% in 2005. In addition, Prima’s still very high operating costs did affect negatively our efficiency ratio, increasing it to 43.5% from 42.7%.

CREDICORP LTD. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT
(In thousands of US$, IFRS)

	Twelve months ended		Var. %

	2005	2006

Net interest and dividend income
Interest and idivdend income	612,434	782,004	27.7%
Interest expense	(173,160)	(283,478)	63.7%

Net interest and dividend income	439,274	498,526	13.5%

Provision for loan losses, net	6,356	4,243	-33.3%
Non financial income
Banking services commissions	205,701	243,778	18.5%
Net gains on foreign exchange transacctions	29,286	41,638	42.2%
Net gains on sales of securities	8,967	27,534	207.0%
Other income	23,874	24,224	1.5%

Total non financial income	267,828	337,173	25.9%
Insurance premiums and claims
Net premiums earned	218,955	251,261	14.8%
Net claims incurred for P&C insurance contracts	(42,569)	(46,587)	9.4%
Net claims incurred for life & health insurance contracts	(132,931)	(139,935)	5.3%

Total premiums earned less claims	43,455	64,739	49.0%
Operating Expenses
Salaries and employees benefits	(206,656)	(238,305)	15.3%
Administrative expenses	(136,149)	(164,215)	20.6%
Depreciation and amortization	(38,876)	(47,525)	22.2%
Merger costs	—	(5,855)	—
Other expenses	(89,565)	(115,554)	29.0%

Total operating expenses	(471,246)	(571,454)	21.3%
Income before translation results, employee profit sharing & income tax	285,667	333,226	16.6%
Translation results	(9,600)	15,216	-258.5%
Employee profit sharing	(10,640)	(11,051)	3.9%
Income tax	(70,576)	(89,872)	27.3%
Net Income before minority interest	194,851	247,519	27.0%
Minority Interest	12,968	17,252	33.0%

Net Income attributable to Credicorp	181,883	230,267	26.6%

Contributions to Credicorp

Credicorp’s principal subsidiaries contributed to net income as follows:

(US$ millons)	12m05	12m06	12m06/ 12m05

Banco de Crédito BCP(1)	176.5	238.9	35%
BCB	10.2	14.1	38%
Atlantic	13.5	15.7	16%
PPS	5.6	14.5	159%
Grupo Crédito (2)	(5.5)	(12.4)	125%
Prima	(7.6)	(20.7)	173%
Others	2.1	8.3	296%
Credicorp and Others (3)	(8.2)	(26.4)	223%
Credicorp Ltd.	(7.9)	(27.0)	240%
Others	(0.2)	0.6	-355%
Net Income attributable to Credicorp	181.9	230.3	27%

(1) Includes Banco de Crédito de Bolivia
(2) Includes Grupo Crédito and Servicorp
(3) 2006 includes -16.4 Mn of taxes on BCP’s dividends and -4.2 Mn of loss in a FX hedging position over BCP’s dividends. Includes CCR.

Looking at Credicorp as the sum of the different contributors, we see a continuing positive trend and the recovery of profitability in the results of Credicorp’s subsidiaries.

BCP contributes US$ 238.9 million to Credicorp, reflecting an impressive 35% growth over 2005 earnings contribution and an equally excellent 28.6% ROAE for 2006.

BCB, which is consolidated with BCP, contributed US$ 14.1 million to BCP’s consolidated earnings for 2006, 38% higher than the contribution of 2005.

ASHC reports a contribution improvement with a total contribution of US$ 15.7 million for the year 2006, 16% growth compared to 2005 contribution.

PPS, which was one of our greatest concerns, reported an impressively recovered result for the year which is 159% higher, thus maintaining its improved performance with a promising future outlook. While business performance has improved, it has not grown enough yet to recover market share. However, management changes and cost control initiatives have contributed to the recovery of profitability in all insurance business sectors, allowing PPS to reach a total 2006 income contribution to Credicorp of US$ 14.5 million vs. the poor US$ 5.6 million in 2005.

Finally, following the completion of the merger of Prima and Union Vida in December 2006 which resulted in higher than expected losses, we expect that Prima will start having a positive though not very impressive contribution in 2007. Thus, Prima’s results which also include Unión Vida’s results and the ongoing merger costs reflect the cost of entering a new business with overall losses of US$ 21 million for 2006.

The line for Credicorp & Other, as explained in the past, includes not only the withholding tax on BCP’s 2005 dividends paid to Credicorp in March 2006, which was already higher in line with increased earnings and dividends, but also the provisions for 2006 dividends expected to be paid in 2007, resulting this year in a double negative taxation effect on Credicorp’s bottom line, following a more conservative accounting policy. This will be normalized in the coming years.

INGRESO POR INTERESES Y OTROS INGRESOS

Interest income grew 27.7% during 2006, whereas interest expenses grew at a higher rate, increasing 63.7% in 2006.

In 2006, loan protfolio expanded 8.3% with respect to year 2005. Interest income on loans increased by 20.2% in 2006. However, NIM reached 5.06%, compared to 5.51% achieved during 2005. The average interest earning assets grew 25% in 2006, reaching US$9.9 billons vs. US$7.9 billons in 2005. This increase was mainly due to an expansion of the loan portfolio (whcih represented 45% of total assets) and due to the growth of investment portfolio (which represented 27% of total assets). The reduction in margins is explained by the tough competition in the Peruvian financial market that gradually led to reduce interest rates and offer more affordable products to the clients.

A break down of net interest income is as follows:

(In US$ Mn)	2005	2006	Var %

Interest and dividend income	612.4	782.0	27.7%
-Interest on loans	447.4	537.7	20.2%
-Interest on deposits in banks	37.1	93.9	152.9%
-Interest from trading securities and investments available for sale	117.2	135.7	15.7%
-Dividend income	3.6	9.1	157.2%
-Other interest income	7.1	5.6	-21.3%
Interest expense	(173.2)	(283.5)	63.7%
-Interest on deposits and obligations	(119.1)	(189.6)	59.1%
-Interest on bonds and subordinated notes issued	(24.3)	(25.3)	3.9%
-Interest on due to banks and correspondents and borrowed funds	(20.3)	(56.6)	179.2%
-Other interest expenses	(9.4)	(12.0)	27.8%
Net interest and dividend income	439.3	498.5	13.5%

Source: Finance BCP

Non-interest income, not including premiums and health fees, was US$337.2 million in 2006, growing 25.9% compared with 2005. Nevertheless, banking service fees, the most important line item in this caption, as well as the gains from exchange operations, did demonstrate dynamic expansion, rising 18.05% and 42.2%, respectively, compared to 2005. Non-interest income were as follows:

(In US$ Mn)	2005	2006	Var

Banking services commissions	205.7	243.8	18.5%
Net gains on sale of securities	9.0	27.5	207.0%
Net gains on foreign exchange transactions	29.3	41.6	42.2%
Other income	23.9	24.2	1.5%
Total non-interest income	267.8	337.2	25.9%

Source: Finance BCP

Net revenue from insurance activity, premiums and health fees net of claims and health costs, were as follows:

(In US$ Mn)	2005	2006	Var

Insurance premiums and claims
Net premiums earned	219.0	251.3	14.8%
Net claims incurred for property & casualty insurance contracts	(42.6)	(46.6)	9.4%
Net claims incurred for life and health insurance contracts	(132.9)	(139.9)	5.3%
	43.5	64.7	49.0%

Source: Finance BCP.

Although total insurance premiums rose by 3.8% with respect to 2005, net premiums earned as well as underwriting results (net of claims and health costs) show an increase of 16.4% and 77.6%, respectively, reflecting the adequate strategy of the insurance business. Thus, total premiums earned less claims increased by 49% with respect to 2005.

OPERATING EXPENSES

Operating expenses reached US$571.5 million in 2006, 21.3% higher than a year before. This increase is the result of higher provisions (before the hedge program) related to the management’s compensation plan-”SAR” (Stock appreciation rights), which are registered in the “Othe expenses” caption. The appreciation rights are related to Credicorp’s stock price that has shown an important rise during 2006. In addition, operating expenses, mainly Salaries and administrative expenses, increased as the business expansion did.

A break down of operating expenses are as follows:

(In US$Mn)	2005	2006	Var

Salaries and employees benefits	206.7	238.3	15.3%
Administrative expenses	136.1	164.3	20.6%
Depreciation and amortization	38.9	47.5	22.2%
Merger costs	—	5.9	—
Other expenses	89.6	115.6	29.0%
Total operating expenses	471.2	571.5	21.3%

Source: Finance BCP.

The increase in operating expenses was mainly driven by the start-up and merger costs in the pension fund system through Prima AFP. As a result, the efficiency ratio was deteriorated from 42.7% reached in 2005 to 43.5% achieved in 2006. The operating expenses as a percentage of total average assets improved slightly from 3.9% in 2005 to 3.8% in 2006.

ASSETS AND LIABILITIES

BCP’s results are the base for consolidated results for Credicorp as BCP’s banking business expansion are behind the asset growth in Credicorp, which totaled US$ 13,055.4 million, an increase of 18.1% with respect to december 2005. It is worth mentioning, net loans had an outstanding growth of 19.2% in 2006, reaching US$ 5,742.7 million, from US$ 4,816.8 million in 2005. It was also remarkable the important growth of the Peruavian economy and the recovery of businesses sector, which generated high liquidity in the market and in BCP. This excess liquidity was channeled to short-term investments during the first semester of the year due to political uncertainty in the electoral period. Afterwards, this surplus supported the loan growth along with high funding levels achieved through deposit and due to banks and correspondents growth. It is important to mention that loans grew very consistently, provisions were reduced by 3.7%, as a result of loan quality, which reduced the past due loan and increased the coverage  ratio of overdue loans. Important recoveries of griten-off loans in previous years reduced the provisioning level at US$4.2 million in 2006.

Total loans at the end of December 2006 were US$ 5,932.9 million, 18.3% higher that the balance at December 2005. Interestingly however, net loans rose at a better rate of 19.2%, thanks to a significant improvement in portfolio quality following the reactivation and continuous growth in the Peruvian economy, as well as the credit policies put into practice. This led to a reduction in past due loans and the reserves for bad loans in portfolio, with a consequent improvement in the portfolio quality ratios.

The portfolio quality indicators show the following trend:

(in US$ Mn)	31.12.05	31.12.06	Var

Total loans	5,014.3	5,932.9	18.3%
Past due loans	97.4	76.77	-21.2%
Loan loss reserves	197.5	190.3	-3.7%
Past due / Total loans	1.9%	1.3%	—
Provisions / Past due	202.8%	247.9%	—

Source: Finance BCP.

Past due loans were reduced by 21.2% and provisions by 3.7% during 2006, achieving very sound quality.

This growth in the Credicorp asset portfolio is accompanied by an also sound growth in liabilities, since the least expensive liabilities, deposits, support the expansion in loans, growing vis-a-vis loans at a rate of 24.7%. Customer deposits as of December 2006, therefore show a balance of US$ 8.842 million.

Credicorp’s net equity amounted to US$ 1,397 million at the close of December 2006, increasing 17.3% compared to equity at December 2005.

CREDICORP LTD. AND SUBSIDIARIES
BALANCE GENERAL CONSOLIDADO
(In thousands US$, IFRS)

	As of		Var %

	Dec. 2005	Dec. 2006	Dec. 06 / Dec. 05

ASSETS
Cash and due from banks
Non interest bearing	363,213	502,603	38.4%
Interest bearing	2,297,602	2,258,825	-1.7%

Totsl cash and due from banks	2,660,815	2,761,428	3.8%

Marketable securities, net	60,927	44,534	-26.9%
Loans	5,014,254	5,932,932	18.3%

Current	4,916,863	5,856,162	19.1%
Past due	97,392	76,770	-21.2%
Less- Reserve for possible loan losses	(197,494)	(190,278)	-3.7%

Loans, net	4,816,761	5,742,654	19.2%

Investments available for sale	2,807,577	3,507,005	24.9%
Reinsurance asstes	35,288	35,181	-0.3%
Premiums and other policyholder receivable	57,301	61,279	6.9%
Property, plant and equipment	248,718	254,322	2.3%
Due from customers on acceptances	45,423	45,129	-0.6%
Other assets	317,041	603,484	90.3%
Total Assets	11,049,850	13,055,016	18.1%
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits and Obligations
Non interest bearing	1,671,621	1,989,564	19.0%
Interest bearing	5,421,807	6,852,921	26.4%

Total deposits and obligations	7,093,428	8,842,485	24.7%

Due to banks and correspondents	1,303,371	954,978	-26.7%
Acceptances outstanding	45,423	45,129	-0.6%
Reserve for property casualty claims	464,578	545,139	17.3%
Reserves for unearned premiums	81,516	83,082	1.9%
Reinsurance payble	36,580	25,134	-31.3%
Bonds and subordinated debt	429,365	499,656	16.4%
Other assets	303,637	525,937	73.2%
Minority Interest	101,512	136,928	34.9%

Total liabilities	9,859,410	11,658,467	18.2%
NET EQUITY	1,190,440	1,396,549	17.3%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,049,850	13,055,016	18.1%
CONTINGENT LOANS	2,962,498	3,499,585	18.1%

SUBSIDIARIES

Credicorp’s main subsidiaries discussion of financial results is as follows:

ATLANTIC SECURITY HOLDING CORPORATION Y SUBSIDIARIAS (ASHC)

Financial Results

During 2006, the Atlantic Security Holding Corporation (ASHC) reached a net income of US$31.5 million, a figure 25% higher than for the same period in 2005. The main factors influencing this result include, essentially, the greater income from dividends and commissions, as well as greater investment gains.

The greater income from dividends resulted from Atlantic’s permanent investment in Credicorp stock. This year, such income was 40.6% above those of the preceding year due to Credicorp’s improved 2006 net income vs. 2005. However, the income from dividends account is eliminated in the consolidation, as a result of which ASHC’s contribution to Credicorp’s results totaled US$15.4 million, 14.2% above what it contributed in 2005.

Net interest income increased (+7.2%) due to two factors, mainly: (i) lower margins, which resulted from the dollar earnings curve maintaining a negative slope during most of the year and (ii) the conservative investment policy, which continued to reduce the portfolio’s exposure to risk. This is confirmed when one observes that the share of investment grade fixed income securities in Atlantic’s portfolio rose from 52% at the end of 2005 to 73% in 2006, whereas speculative investments dropped from 36% of the portfolio to 19% during the same period.

In this way, a conservative increase was obtained in the margin due to interest; this was offset by a significant increase in the balance of interest-bearing assets, which increased 26.1% vs. the end of 2005. The said expansion was basically due to greater investments available for sale and higher deposits in banks, which increased 45.2% and 19.6%, respectively, while net loans dropped by 16.7%, totaling US$131 million.

On the other hand, the ASHC strategy of focusing on its asset management business enabled fee income to grow 24.7%. The growth of funds under management was 38%, due to the rise in the price of customers’ shares, while direct fund raising was initially at the uncertainty of elections period, which caused savings to be transferred into investments abroad, a flow that persisted after the said period ended. Thus, one must highlight the 25.2% increase in deposits from the public (+25.7% in long time deposits), which reached US$1,166 million. The profitability of the funds under Atlantic’s management reached 6.31% in December 2006, a similar yield to that of a hedge fund in the USA.

The improved results were reflected in the financial ratios. Thus, ROAE increased from 15.9% in 2005 to 18.7% at the end of 2006, while return on average assets kept stable at 2.5% in the same period. Similarly, operating expenses increased less than total income (+9.4% vs +20.6%), helping to improve the efficiency ratio, which stood at 19.6% at the end of 2006, having reached 21.6% in 2005.

In 2007, ASHC will maintain its low-risk investment strategy, trying to extend the term of its portfolio while expecting for a yield curve with a slightly positive slope. As for asset management, the funds under its management are expected to continue growing, through new funds and products. Thus, Atlantic aspires to become the best investment manager in its field, with the best offerings of global products, to meet the needs of each customer by offering good profitability, diversification and risk control, as well as a good financial advisory team.

EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES (PPS)

Financial Results

As for the results, Pacífico Grupo Asegurador, which encompasses Pacífico Seguros, Pacífico Vida and Pacífico Salud EPS, posted a total production of US$372.6 million, 3.8% higher than that of the previous year. However, as was mentioned before, in 2006, Pacífico Seguros reported very significant extraordinary financial gains, which increased net income to US$53.3 million, well above the amount of US$7.0 million obtained in 2005. Such financial gains of approximately US$40 million came as a result of the sale of  BCP and Alicorp shares, and they are largely eliminated (approx. US$34 million) in the consolidation process, as the BCP shares were sold within the Credicorp Group. Thus, for our purpose, the recovery in the PPS contribution to Credicorp is more representative of the best results of Pacífico Grupo Asegurador, which increased from US$5 million in 2005 to a US$14.5 million contribution to Credicorp in 2006.

Furthermore, there has been a significant change of strategy in the growth of consolidated net premiums earned for the group, which increase at the rate of 6.2%, as well as the technical results for the group, which have recovered very well, reaching a growth of 78% on the previous year. This has led to an improvement in the ratio of technical results as a percentage of total premiums to 9.3% in 2006, compared to 5.5% in 2005.

Pacifico Seguros

Pacífico Seguros Generales’ total premiums increased to US$178.4 million in December 2006, reflecting growth of 3.2% vs. the previous year. The segments that posted the greatest growth in premiums were Automobiles (37%), Technical Lines (25%), Liabilities (15%), whereas Hulls and Fire saw a drop of 24% and 12%, respectively in the production of premiums.

Net Premiums Earned reached US$116.3 million, 13.4% greater than in the previous year.

On December 2006, the Property & Casualty Insurance market share stood at 29.0%.

Our portfolio’s net claims reached 64.1%, a lower figure than the 67.5% posted in December 2005, due to the application of selective subscription criteria based on a permanent analysis of the portfolio and of the risks undertaken. All of this was part of the operations profit maximization strategy.

Pacífico Seguros Generales’ technical results represented 12.5% of Total Premiums, a figure similar to 12.1% achieved in 2005.

At the closing of December 2006, Pacífico Seguros Generales posted net income of US$40.3 million, a figure that does not take into account its participation in the Life and Health insurance business, representing this amount 22.6% of total premiums and results in a yield over annualized equity of 25.3%.

As part of the restructuring of management, the company changed its investments policy in order to employ the best international risk management practices and tools, incorporating the recommendations of Solvencia II and Basel II trying to develop a better match regarding both, terms and currencies vs. the company’s liabilities, especially in connection with obligations vis-à-vis our re-insured. The financial profitability earned during 2006 is due to a sale of BCP’s and Alicorp shares, generating an extraordinary gain of approximately US$40 million.

The results of PPS’s Risk Rating under the requeriments established by the Banking and Insurance Superintendence have remained in the first risk category; thus, both Apoyo Clasificadora de Riesgo and PCR Credit Rating have confirmed Pacífico Seguros’ “A” Category within the Peruvian insurance market.

The investments as of December are distributed as follows:

	Pacifico Seguros December 31, 2006
Investments
(In US$ thousands - IFRS)	US$	%

Listed equity shares	39,597	18.24%
Properties	40,736	18.76%
Trading securities	85,799	39.51%
Term deposits	48,086	22.15%
Mutual funds	2,914	1.34%

	217,131	100%

Net of investments in subsidiaries Pacifico Vida and Pacifico Salud

Pacifico Vida

The total volume of premiums was US$117.2 million, 6.1% greater than for the same period of the previous year, which enabled the company to maintain a Life Insurance market share of 23.0.%.

The Individual Life line of business grew 22.1%, mainly due to the greater productivity of the advisors, as well as of an expansion of the sales force. We expect this growth to be ongoing and, to this end, we are recruiting more experienced advisors in order to improve productivity (Managerial Development Programs). It is worth mentioning the mid-2005 launch of a new product called Premium Life, which contributed substantially to the increase in company earnings. Pacífico Vida maintains its leadership in the individual Life market with a market share of 38%.

We continued to manage the survival and disability insurance of parties insured by AFP Prima, in addition to renewing the contract with AFP Unión Vida, currently merged with AFP Prima. Private Welfare grew by 26% vs. the same period the year before.

Similarly, the Group Life and Credit Life lines continued growing strongly thanks to new business with Banco de Crédito, such as credit cards and mortgages. In 2006, The Group Life increased its production in 27.3% whereas Credit Life was the line with higher growth, reaching 30% with respect to that of the year before. Is is important to mention the dynamism shown by the financial market contributed to achieved a good performance for this business line in 2006.

With respect to management investment, revenues generated by the portfolio investment continued improving this year and represented approximately 30% of the company’s earnings. The increase of investment earnings has allowed improving the net income and the shareholder value.

On the other hand, investment porfolio increased by 16% in 2006. Such assets correspond to local and international financial instruments issued by top institutions with excellent credit ratings. In this way, the quality of our investments allowed to assure the payment of our future liabilities with our customers.

In December 2006, Pacífico Vida’s Net Income reached US$15.1 million, which represents 12.9% of the total premiums generated in 2006 and a 10.8% ROE on an annualized basis. Thus, the company will continue to focus on markets and segments that provide appropriate profitability for its shareholders.

Pacifico Salud EPS

Pacifico Salud recorded contributions totaling US$77.8 million on December 2006, achieving 3.3% growth vs. the previous year.

These business volumes have enabled us to reach a 54.7% share of the market of Health Entities. This, coupled with Pacífico Seguros’ share of health insurance, allowed us to consolidate out leadership of private health insurance, with a total market share of 49%.

On the other hand, this year Pacífico Salud EPS’ total claims of 79,4%, below the net claims level of 85.6% for the same period in 2005, basically due to a lower net claims (-3.3%) and a 4.2% increase in net health fees.

During this year, our objectives were to consolidate the results of the business portfolio and improve the service quality offered to the insured through the different service  networks to which they are entitled.

In 2006, Pacífico Salud EPS’s Net Income stood at US$4.0 million, due mainly to the increase of premiums and a lower claims rate and higher financial yielding. We will continue to pursue the analysis and implementation of practices that will allow us to stabilize results during the course of next year.

BANCO DE CREDITO DE BOLIVIA (BCB)

Below is a brief discusión of the Bolivian Subsidiary, which is consolidated within BCP.

Bolivian Financial System

Despite the socio-political uncertainty during the last years, internacional context has allowed Bolivia to obtain very favorable macoreconomic results, which have impacted psotively on the financial system.

Deposits reached US$ 3,324 million as of December 2006, increasing 15.5% with respect to 2005. The system’s total loans reached US$ 2,767 million, showing and increase of 6.6% compared to 2005, which achieved US$ 2,595 million. It is also noteworthy that the quality of the loan portfolio improved with past due loan ratios decreasing from 11.3% to 8.7% and the coverage as pecertage of past due reaching 90.7%, higher than 81.1% reached a year ago.

BCB’s Results

Net income of BCB reached US$ 13.9 million in 2006, 35.4% higher than the net income of US$ 10.2 million registered in 2005. This way, BCB continues the upward trend experienced during the last year, showing an ROE as of December 2006 of 21.7%, significantly higher than 12.9% ROE of the system. In addition, thanks to a strategic conservative management on credit risk, past due loan ratio reached 3.6%, a much better level than 8.7% of the system. Altogether, BCB shows a consistent development, with profitability and loan quality ratios superior to those of the Bolivian banking system.

It is worth mentioning that during 2006, highly profitable segments such us the retail, middle market and “consolidated” segments have been more relevant for BCB’s results. The “consolidated” segment was created with a target on middle market enterprises with total sales below US$ 1 million annually. In addition, the SME segment has also contributed to the positive developments of BCB’s business. All of these segments show a high growth potential in the Bolivian market and BCB is positioned as the best institution with infrastructure and corporate knowledge to attend these segments.

Total loans as of December 2006 reached US$ 387.1 million, reflecting a 11.7% growth in 2006. This is the result of a well diversified loan growth in the different business segments. BCB’s market share achieved 14.8% for loans and 14.0% for deposits, positioning BCB third in the financial market ranking.

As mentioned above, BCB’s loan portfolio quality is superior to the system. Past due loans over total loans reached 3.6% as of December 2006. This represents a further improvement from 5.8% past due ratio for 2005, and an even more significant progress compared to the 8.7% of the system.

On the other hand, BCB’s total deposits also increased 20.3% achieving US$518.5 million from US$430.9 million in 2005. Total Deposits were boosted by better interest rates and more campaigns.

The following chart presents figures and indicators of BCB:

Banco de Crédito de Bolivia (BCB)
Key financial figures

(In US$Mn)	31.12.05	31.12.06

Total loans	346.6	387.1
Past-due loans	20.1	13.8
Loan loss reserves	26.1	22.6
Total assets	570.7	650.6
Deposits	430.9	518.5
Net equity	65.7	70.3
Net income	10.2	13.9
Past due loans / Total loans	5.8%	3.6%
Loss reserves / Past due loans	129.9%	163.6%

Source: Finance BCP.

PRIMA AFP

Prima was established in 2005 with the mission of obtaining the best conditions for guaranteeing the best pensions for its affiliates and with the vision of being the pension funds management leader, attaining high levels of service, advice and profitability.

On this basis, it developed a value proposal that includes four pillars:

(i)	The backing of Grupo Crédito, which boasted a successful history covering more than 116 years in Peru;
(ii)	Sound investment experience;
(iii)	The system’s lowest administration commission: 1.50% with no conditions; and
(iv)	The proposal of providing better customer service and information.

PRIMA’s main strategies to meet this proposal and reach the market with it were to maintain a suitable body of highly trained salespeople, focus on the bidding market, develop services for employers, attain investment leadership in terms of profitability / risk, through active management of the portfolio, and successfully implement its operating system.

Efficient work of the sales force, which was expanded in line with market requirements, coupled with effective communication to the market through physical means and advertising, enabled the company to consolidate its value offering in customers’ minds.

Thanks to the above, in 2006 PRIMA achieved major commercial and operating performance, as reflected in 115,000 new customers from transfers and another 23,000 customers from affiliations, maintaining the highest levels of quotation (estimated in approximately 90% vs. 38% for the industry) and average wages.

Commercial success replicated itself in the field of investments, in which the company fulfilled its profitability promises. Thus, in the first reporting opportunity, after the first year of the history of funds was completed, Fund Two, the bigger one, attained the system’s highest profitability. Success continued in this and in other funds, which posted highly attractive results.

PRIMA AFP: Main indicators

	Dec-05	Jun-06	Sep-06	Dec-06

Funds under management	255	713	929	4206
Affiliates (1)	51,838	97,068	125,840	997,963
Contributors (2)	19,401	72,152	93,352	379,308
Adjusted contributor-to-affiliate ratio (3)	84%	89%	89%	38%

(1) Source. SBS.
(2) Prima’s estimation.
(3) Takes into account the transfer process

Continuing to pursue its strategy of fast growth and positioning in the market, on August 24, 2006 PRIMA reached an agreement with Grupo Santander Perú S.A for the acquisition of 99.97% of Unión Vida. The operation was conducted for a total of US$141 million. Of this amount, US$112 million came from Grupo Crédito increase in capital and US$29 million came form a BCP loan. Later, the company engaged in a Public Offer for the Acquisition of Shares directed at the minority shareholders.

The merger period implied in important operating and commercial challenges successfully met by the company. In operating terms, an added effort involving another 225 people, who worked more than 60,000 hours, was needed. Commercially, Unión Vida resisted competitive pressure, reaching between September and November 36,974 gross transfers and 8,907 affiliations, with an income net result of 707 affiliates.

The merger was successfully completed on December 1, giving rise to a company with greater human and technological capabilities and a consolidated market position.

Main post-merger indicators

		PRIM

Affiliates	Number	997,963
	Market share	25.7%
Contributors (1)	Number	379,308
	Market share	25.5%
Funds under Adm.	Number	4,206
	Market share	29.2%

Thus, the merged company has the following characteristics:

•

A sound team of professionals, the result of combining the capacity and experience of the staff of both companies, totaling, at the time of the merger, 275 administrative employees, 126 service and maintenance employees, 113 commercial supervision employees and 2,081 sales force employees.

•

Being one of the largest companies in the market: the merged concern had as of December 997 thousand affiliates, and 25.7% of the system (ranking 2nd in the market). Its larger size will allow PRIMA to benefit from the intrinsic synergies of the pension administration business. Similarly, the company totaled US$4.2 billion under management in December 2006; in other words, 29.2% of the system’s funds (ranking 2nd in the market), a measurement that better reflects the portfolio’s quality and the income generating base than the number of affiliates . After the merger, the fund composition is the following:

Post-merger Funds Composition

•

A company with more than 17,000 pensioners who will benefit, as well as the active affiliates and potential customers, of a broad national presence, after extending its coverage geographically by a total of 11 points of service and 19 points of sale.

Financial Results

At the close of 2006, the company posted losses of US$20.72 million on income of US$23.42 million. This was the case because the company continued to expand its income base progressively while it was still in a growth stage and faced high commercial expenses. Similarly, following the acquisition, it absorbed Unión Vida incomes since September and also assumed its expenses and substantial merger charges. The main commercial charges were the basic wages and commissions paid to the sales force for the acquisition of customers. As for merger expenses, what stands out in particular are the Unión Vida system write-offs, staff lay-off costs and the effect (loss in part) on the company’s accrued tax savings. Their impact was partly offset by the deferment of US$6.8 million in expenses connected with acquisition of the portfolio obtained during the year, carried out according to the international financial reporting standards.

In balance sheet terms, the capital increase of US$112 million stands out; this, coupled with indebtedness amounting to US$29 million extended by BCP, enabled the company to acquire 99.97% of AFP Unión Vida shares. This operation mainly explains the increase in assets, liabilities and equity. Additionally, the company purchased the properties that were converted into the corporate headquarters where the staff will convene and gather. This implied in borrowing US$11.3 million in the form of a loan from BCP. Due to additional debt requirements of the operating kind, the year-end debt figure stood at US$55.4 million. Considering the company’s future flows and the support of its shareholders, this level of indebtedness does not put PRIMA’s operation at risk, but rather makes it more efficient.

PRIMA AFP: Financial Indicators (US$ thousands)

	Dec-05	Dec-06

Income	459	23,425
Operating Loss	(11,086)	(44,149)
Net loss	(7,597)	(20,724)

Total assets	18,315	233,928
Total liabilities	2,845	115,447
Net equity	15,470	118,481

As for Unión Vida investment, after discounting Unión Vida adjusted equity, US$98.0 million intangible assets were recorded, to be amortized in the next years. After the US$32.8 million discounts regarding deferred taxes and interest, US$49.0 million were recorded as goodwill. From the amount recorded as intangible assets, US$3.7 million corresponding to the Unión Vida brands were withdrawn, taking into consideration that the company may not use them.

The potential for generating income was reflected in December, when the merged company tripled its November income, reaching over US$3.5 million. This high growth was reflected in the December collection of funds from contributors, which reached US$34.6 million, 32% of what was collected in the entire pensions system.

Concerning the merged company’s operating expenses, one should highlight that, given the short amount of time since the merger process took place, they cannot be taken yet as an indicator of future company expenses. Nevertheless, as of December, a downtrend began to manifest itself, confirming the synergies potential of the merger.

B. BANCO DE CREDITO DEL PERU Y SUBSIDIARIAS (BCP)

NET INCOME

Comparing total results for the year, BCP reports an impressive 34.5% earnings growth, reaching US$ 247.8 million for 2006 compared to US$ 184.2 million for 2005. This growth was mainly driven by BCP’s loan book expansion, which reached a very strong 20.6% growth at the closing of 2006. The direct effect of such loan growth was an increase of its NII of about 15% despite the tightening in margins experienced throughout the year due to the very competitive environment. This NII growth, together with improved fee income (+10.2%) and FX-transactional income (+39%) resulted in core earnings growing a similar 14.6% for the year.  On the expense side, operating costs grew also 14.4%, however this includes all the extraordinary expenses (including the SAR provisions). Excluding these extraordinary expenses, real operating costs were up only 11.6% for the year, thus leading to an improvement in the efficiency ratio for the year 2006 which was almost on target at 50.5%.  This evolution, plus the currency translation effect which contributed this year with US$ 13.3 million (vs. US$ -9.8 million in 2005) and led to a reduced tax charge (as taxes are calculated on Nuevos Soles - local accounting), resulting in the excellent net earnings growth reported of 34.5% for 2006.

Altogether, the best measure of this improved performance is BCP’s ROAE, which reached 28.6% for the year 2006, up from 23.4% for the year 2005.

Main driver of this improved performance was the especially strong growth (+25%) of our more profitable retail business and the focus in the fee generating transactional business coupled with cost controls. Throughout the year 2006, BCP opened 19 new branches, installed 104 new ATM’s reaching 655 operating ATM’s by the end of 2006 and introduced aggressively its new cost efficient distribution channel, the “Agente ViaBCP”, installing close to 500 new units to reach 552 by the end of 2006, achieving this way an expansion of its distribution network of over 70% with a very low cost.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(In US$, IFRS)

	Twelve months ended		Var. %

	31.12.05	31.12.06	2006/2005

Interest income and expnses
Interest income	540,647	690,911	27.8%
Less- Interest expenses	(155,162)	(247,183)	59.3%
Net interest income	385,485	443,729	15.1%
Provision for loan losses, net	(127)	(1,948)	1430.6%
Non- financial income
Banking services commissions	210,769	232,226	10.2%
Net gains on foreign echange trans.	30,144	42,005	39.3%
Net gains from sale of securities	6,164	8,692	41.0%
Other income	12,553	12,773	1.8%
Total no- financial income	259,630	295,696	13.9%
Operating expenses
Salaries and employee benefits	(161,265)	(183,830)	14.0%
General and administrative expenses	(128,532)	(143,670)	11.8%
Depreciation and amortization	(35,080)	(35,113)	0.1%
Other expenses	(44,798)	(60,227)	34.4%
Total operating expenses	(369,675)	(422,840)	14.4%
Income before translation results, employee profit sharing and Income tax	275,313	314,637	14.3%
Translation results	(9,761)	13,323	-236.5%
Employee profit sharing	(11,250)	(10,815)	-3.9%
Income tax	(70,147)	(69,388)	-1.1%
Net income	184,156	247,756	34.5%

NET INTEREST INCOME

The net interest, income that remains the principal share (62%) of our operating income, grew 15.1%, reaching US$443.7 million in 2006. Such growth results not only from the robust growth in  investments and loans, but also from the leverage given to more profitable Retail Banking products leading to relevant growth in credit cards, consumer credits, small and very small business, and mortgages. This focus onthe retail segment is generating a new composition of the loan  portfolio which is shifting to more profitable segments, therefore being accountable for BCP’s significantly increased profitability. Nevertheless, this year the Wholesale Banking1 business also contributed to growth in net interest income, by means of an unusual strong rise of loan placements that reached approximately 19.6% measured in average daily balances. That is a result from both the pre-electoral uncertainties that generatedliquidity requirements, and the final result of the election, which generated confidence in continued economic policies and allowed financing large medium and long-term projects.

It is noticeable that average earning assets expanded 23% during 2006, reaching US$8,579 million from US$6,954 million in 2005. As a result, the NIM reached 5.17% in 2006 vs. 5.54% in 2005. Interest income expanded 28%, in lower extent as the interest expenses, which grew 59%.

NON-FINANCIAL INCOME

Confirming the transactional approach of the corporate strategy, income from commissions – that accounts for 32.4% of our operating income today – had a 10.2% increase compared to the previous year as a result of a larger number of operations through the various distribution channels of the bank. The monthly average number of transactions in 2006 reached 24.6 million – up 19.7% compared to the previous year, confirming the effectiveness of BCP’s strategy of reducing certain commissions in order to   promote volume growth  and contribute to increase bank penetration.

BCP worked on the expansion not only of traditional channels, but also in the development of new and innovative distribution channels. Following said strategy, 19 new branches were opened, for a total of 237, and 105 new ATMs were installed, increasing from 550 to 655. However, the most impacting action in 2006, was the massive introduction and development of an efficient and innovative channel, the “BCP Agent”, a modified and significantly less costly version of an automated teller machine based on partnerships with commercial establishments. Thus, 491 new agents were implemented, reaching a total of 552 by the end of 2006. With such expansion of the customer service network, which resulted in a 70% growth of points of sale of the bank network?

In 2006, operations on sale of securities resulted in a gain of US$8.7 million, compared to US$6.2 million gain in 2005.  In 2006, continued benefits from all value of securities. The Lima Stock Exchange General Index grew 93% in 2006, compared to a rise of 29% in 2005.

The net gain in foreign echange transactions, which are the resulto f the foreign Exchange buy/sell margin, were US$42.0 million in 2006, 39.3% higher than that of 2005, due to higher consumer growth and commercial activity are related to banking commissions for exchange transactions and due to the use of doble currency in the local market.

In the Other Income, which mainly register income from sale of foreclosed assets, rental income and reversals of previous years provisions, rose slightly from US$12.6 million to US$12.8 million in 2006.

OPERATING EXPENSES

The strong growth in the portfolio and the retail sector expansion had to be supported with an increase in expenses. The highest expansion occurred in Personnel Expenses, which grew 14% in order to meet our customers’ needs by opening new branches, working longer hours, improving customer service levels, and hiring service promoters. There were also increased expenses with System personnel in order to support users’ requirements and the larger sales force for retail banking services. Thus, in order to support 2006 growth, 1,118 new jobs were created, increasing from 7,741 in 2005 to 8,859 in 2006, mainly for hiring service promoters and system personnel.

Additionally, major expenses were incurred under General Expenses, which grew 11.8%, due to stronger marketing campaigns and customer loyalty-building programs, as well as Systems expenses such as maintenance, licenses, main projects and tactical projects.

It is important to highlight that 2006 was a starting point of the expansion process, which will be reinforced with larger investments in 2007. That is why over US$41 million were spent, mainly in purchasing computer hardware, software, infrastructure, and implementing BCP Agents. The investment strategy will reflect an immediate reduction of profitability in the short run, due to the increased expenses, in order to achieve major medium and long-term profitability growth.

On the other hand, the efficiency ratio improved with respect to that of the year 2005. The ratio decreased from 51.9% in 2005 to 50.5% in 2006, due to greater performance of operating income that overcome the operating expenses (salaries, general expenses depreciation and amortization), which increased 11.6% compared to 2005.

The “Other Expenses” line increase 34% with respect to 2005. This growth is mainly due to higher provision for the SAR program (Stock Appreciation Rights) of some BCP’s executives and started with a hedge operation in August 2006. Total expenses for the SARs totaled US$36 million (including the hedge mechaninsm) vs. US$16 million in 2005.

ASSETS AND LIABILITIES

BCP’s total assets, on December 31, 2006, were US$10,803 million, an increase of 16.0% compared to December 2005. Net loans rose to US$5,683 million, an increase of 21.6% compared to 2005, increasing their share in the total assets from 49.7% in 2005 to 52.2% in 2006, and improving the returns on BCP’s total assets. Increased growth in the lending activity took place mainly in the Retail Banking segments, which were the main contributors to BCP’s net earnings and generated the highest profitability.

The dynamism of loan growth is better measured when analyzing the average balances of loan portfolio for the whole year. In fact, the daily average balance as of December 2006 reached US$4,955 million, 17.6% higher compared to 2005. On the other hand, BCP’s liquidity reflected by the volume of funds available reached a level similar to 2005, although in the first half of the year BCP had to keep high liquidity levels due to the election process.

The de-dollarization process continued during 2006, reaching a share of local currency/US$ in the loan portfolio of 26% and 74%, respectively.

This development occurred mainly through higher loans in soles for commercial credit and for small companies. In mortgage credits, new products at combined (fixed and variable) rates were offered in local currency, generating a shift of mortgage credits in dollars to placements in soles, thus reducing the related foreign exchange rate risk.

On the other hand, deposits showed a 25.2% growth, totaling US$8,357 million as of December 2006. It is important to highlight that the growth in deposits was inmainly due to growth of time deposits, which were up 33.9%. However, demand deposits and savings deposits also had good performance, growing 23.9% and 17.8%, respectively. In addition, CTS –our severance payments related deposits, increased 18.4% compared to 2005. It is interesting to observe a slight decrease in dollarization of the deposit base, which reached 65% in 2006. This was a result of some increase in rates paid for local currency time deposits.

Altogether, BCP’s asset growth is supported by liability growth of 17%, and also a 10% larger net equity base.

BANCO DE CREDITO DEL PERU Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO
(Expresado en miles de US$, NIIF)

	A		Variación

	31.12.05	31.12.06	2006/2005

ACTIVOS
Fondos disponibles	2,453,264	2,555,224	4.2%
Caja y canje	1,958,830	1,904,061	-2.8%
Depósitos en otros bancos	491,793	622,993	26.7%
	146	25,031	17071.5%
Rendimientos devengados del disponible	2,495	3,139	25.8%
Valores negociables, neto	21,149	37,475	77.2%
Colocaciones	4,869,428	5,871,021	20.6%
Vigentes	4,775,721	5,795,790	21.4%
Vencidas	93,707	75,231	-19.7%
Menos - Provisión para colocaciones	(194,586)	(187,689)	-3.5%
Colocaciones Netas	4,674,842	5,683,331	21.6%
Inversiones disponibles para la venta	1,684,823	1,942,639	15.3%
Inmuebles, mobiliario y equipo, neto	201,122	197,724	-1.7%
Aceptaciones bancarias	45,423	44,984	-1.0%
Otros actvos	236,201	341,807	44.7%
Total de Activos	9,316,825	10,803,185	16.0%
PASIVO Y PATRIMONIO NETO
Depósitos y obligaciones	6,676,285	8,356,823	25.2%
Obligaciones a la vista	2,186,313	2,708,109	23.9%
Depósitos de ahorros	1,656,470	1,952,087	17.8%
Depósitos a plazo	2,155,015	2,885,144	33.9%
Compensación por tiempo de servicio (CTS)	654,791	775,027	18.4%
Gastos por depósitos y obligaciones	23,695	36,456	53.9%
Deudas a bancos y corresponsales	995,105	495,547	-50.2%
Bonos y deuda subordinada	449,372	532,063	18.4%
Aceptaciones bancarias	45,423	44,984	-1.0%
Otros pasivos	273,219	409,778	50.0%
Total Pasivo	8,439,404	9,839,195	16.6%
PATRIMONIO NETO	877,421	963,989	9.9%
Capital social	364,706	364,706	0.0%
Reservas	210,928	242,889	15.2%
Ganancias y pérdidas no realizadas	37,205	52,302	40.6%
Utilidades acumuladas	80,427	56,335	-30.0%
Ingreso anual	184,155	247,756	34.5%
TOTAL PASIVOS Y PATRIMONIO NETO	9,316,825	10,803,185	16.0%
COLOCACIONES CONTINGENTES	2,707,158	3,215,335	18.8%

BCP’s subsidiaries had the following loan and deposits contributions:

	Loans		Deposits

(In% and US$ Mn)	31.12.05	31.12.06	31.12.05	30.12.06

Banco de Crédito del Perú	89.5%	90.3%	93.8%	94.1%
Banco de Crédito de Bolivia	7.2%	6.7%	6.6%	6.3%
Crédito Leasing	4.5%	4.2%	0.0%	0.0%
Total%	100.0%	100.0%	100.0%	100.0%

Total BCP	$4,869	$5,871	$6,676	$8,357

Fuente: Finance BCP.

Loan Portfolio

Loan portfolio composition by business segment is as follows:

(In% of total and US$ Mn)	2005	2006	2006/2005

Corporate	1,717.7	1,923.5	12.0%
Middle market	1,064.2	1,245.2	17.0%
Retail Banking:	1,430.3	1,786.8	24.9%
- Micro-business	425.4	554.9	30.5%
- Mortgages	700.6	825.6	17.8%
- Consumer	158.7	205.8	29.7%
- Credit Cards	145.6	200.4	37.6%
Total	4,212.2	4,955.4	17.6%

Note: BCP Consolidated without BCB, daily average balance for the 12 months of the year
Source: Finance BCP

The evolution of BCP’s loan portfolio denotes a clear focus on the growth and development of the retail banking business, which is bringing about a restructuring of the portfolio increasing the weight of segments that are more profitable, and also offer the greatest growth potential.

At December 2006, total loans (calculated on the basis of daily averages) grew by 17.6% with respect to the same period of the previous year. During the same period, retail banking loans grew 24.9%, observing sustained growth in loans to SMEs (by 30.5%), mortgages (by 17.8%), consumer loans (by 29.7%) and credit cards (by 37.6%).

Likewise, this growth was driven by an increase in corporate loans of 12.0%, loans to the middle market of 17.0% and 24.9% in retail banking loans.

Market Share

According to statistics from the Peruvian Banking Association (ASBANC) on the twelve operative commercial banks, without including foreign operations, as of December 31, 2006 Banco de Credito’s market share continues showing solid leadership. This was 30.6% of total loans (32.1% at December, 2005), superior to 27.3% of its closest competitor, and deposits was 36.9% (32.1% at December 31, 2005), superior to 23.8% of its closest competitor.

BCP’s market share in Peruvian mutual funds, through its Credifondo subsidiary, was 47.8% as of December 31, 2006 (50.8% at Decemember 2005). The lower market share is due to the systme’s growth was superior as the Credifondo’s growth.

LOAN QUALITY

The outstanding performance of all portfolio quality ratios has been the result of both the recovery of the economy and the Peruvian financial system, as well as the well-managed handling of credit risk and policies. The ratio of past due loans as a percentage of total loans improved to 1.28% in 2006 from 1.92% at December, 2005. Toal past due loans was reduced from US$94 million in 2005 to US$75 million in 2006.

Likewise, coverage ratio (reserves over past due loans) continued with a sustainable growth, reaching 249.5% in 2006, superior to 207.7% in 2005. It is important to highlight that a better coverage ratio was attained though to lower provisioning requeriments as to improved loan quality. In 2006, recoveries of written-off loans were US$37.9 million.

The refinanced loans as a percentage of total loans improved to 3.4% in 2006, decreasing from 5.4% in 2005. Refinance loans show a total of US$121.8 million, decreasing from US$169.2 million in 2005.

In 2006, written-off loans, previously provisioned, reached US$29.9 milion vs. US$16.2 million in 2005.

The portfolio classified as substandard (i.e. deficient, doubtful and loss) was 3.5% in December 2006, decreasing from the 5.0% in December 2005. The loan classification according to risk category is as follows:

(In% of total and US$ Mn)	31.12.05		31.12.06

A: Normal		87.5%		91.0%
B: Potential Problem		7.5%		5.5%
C: Deficient		1.6%		1.2%
D: Doubtful		2.5%		1.7%
E: Loss		0.9%		0.6%
Total		100.0%		100.0%

Total loans	US$	4,869	US$	5,871

The total provisions at December 2006 reached US$39.8 million, a figure higher than the US$29 million at December of 2005. The increase in provisions was due mainly to an increase in the level of loans and to greater provisions made in the retail segments. These gross provisions represent approximately 9.0% of NII for the year, up from 7.4% of 2005 and close the management estimation.

Below is presented the quarterly trend in loan provisions, net:

(In US$ Mn)	1Q06	2Q06	3Q06	4Q06	Total

Provision for loan losses	(16,240)	(10,525)	(1,881)	(11,179)	(39,825)
Recoveries of charged-off loans	11,401	9,213	9,273	7,991	37,878
Provision for loan losses, net	(4,839)	(1,312)	7,392	(3,188)	(1,947)

Source: Finance BCP.

CAPITAL ADEQUACY

The ratio of regulatory capital to risk weighted assets for BCP unconsolidated as of December 2006 reached 11.82% with a Tier I ratio of 9.8% (US$607.7 million). Risk weighted assets include US$ 266 million of market risk, which require US$24.2 million of regulatory capital. Regulatory capital includes US$140.1 million subordinated debt, most of which was issued during last quarter of 2006.

As we previously reported, during the last months of the year, the capital adequacy ratio of BCP (reg. capital/risk weighted assets) had decreased due to higher growth of direct and contingent loans, dropping below the internal limit of 10.5%. For this reason, BCP decided to issue in October 2006, approximately US$120 million subordinated bonds in the international capital markets. Thus, at the end of 2006, the BIS ratio at BCP is at 11.8%, comfortably above the minimum requirements by Basel I (8%) and Peruvian authority regulations (9.1%).

Regulatory Capital US$(000)	2006	2005	2006/2005

Capital stock, net	402,543	375,081	7.3%
Legal and other capital reserves	285,600	234,835	21.6%
Generic Contingency loss reserves	56,921	45,493	0.0%
Subordinated debt	140,086	31,276	25.1%
Total	885,150	686,685	347.9%
Less: Investment in multilateral organization and banks	(154,278)	(143,773)	28.9%
Total Regulatory Capital	730,872	542,911	7.3%
Risk-weighted assets	5,915,150	4,667,591	34.6%
Market Risk	24,194	25,470	26.7%
Capital Ratios
Regulatory Capital as a percentage of risk weighted assets	11.82%	10.97%
Ratio of risk-weighted assets to regulatory capital	8.46	9.11

Section  IV

EXHIBITS

COMPLEMENTARY INFORMATION

Risk Classifications

Pacific Credit Rating and Apoyo y Asociados Internacionales, taking into account the financial informationo as of June 2006, decided rate Credicorp Ltd. as follows

Issue	Equilibrium	Apoyo

Common Stock	1° Clase	1ª	(pe)

Information related to Lima Stock Exchange

Credicorp’s common shares are traded on the New York Stock Exchange (NYSE) and the Lima stock exchange. The following chart shows, for the periods indicated, the high, low and closing prices on the NYSE. The common shares are quoted in U.S. Dollars on both the NYSE and the Lima stock exchange.

CREDICORP LTD.

			QUOTATION 2006

Cusip Number	Ticker	Period-Month	Open ($)	Close ($)	High ($)	Low ($)	Average ($)

BMG2519Y1084	BAP	2006-1	23.20	29.61	29.68	23.20	26.72
BMG2519Y1084	BAP	2006-2	29.45	29.98	30.50	28.00	29.28
BMG2519Y1084	BAP	2006-3	30.00	26.40	30.33	25.50	26.80
BMG2519Y1084	BAP	2006-4	26.50	27.01	29.04	26.40	27.37
BMG2519Y1084	BAP	2006-5	27.30	25.89	29.85	25.50	27.26
BMG2519Y1084	BAP	2006-6	26.45	29.70	30.00	26.00	28.47
BMG2519Y1084	BAP	2006-7	30.00	30.85	31.05	28.68	30.08
BMG2519Y1084	BAP	2006-8	30.79	36.90	37.00	30.00	32.84
BMG2519Y1084	BAP	2006-9	37.71	41.65	42.18	36.37	38.60
BMG2519Y1084	BAP	2006-10	41.50	42.50	44.21	41.20	42.76
BMG2519Y1084	BAP	2006-11	44.00	40.13	46.75	39.25	43.37
BMG2519Y1084	BAP	2006-12	40.13	41.00	43.10	39.75	40.88

(10150) INFORMATION ON THE FULFILLMENT OF THE PRINCIPLES OF GOOD MANAGEMENT FOR PERUVIAN COMPANIES

(Corresponding to financial year 2006)

Company Name	:	CREDICORP LTD.
(Hereonafter THE COMPANY)

RUC	:	______________________________________________________

Address	:	Calle Centenario 156, Las Laderas de Melgarejo, La Molina, Lima 12, Peru.

Telephone Nos	:	313-2000

Fax	:	313-2135

Web Page	:	www.credicorpnet.com

Email	:	______________________________________________________

Stockbroker	:	Fernando Palao

Name of the inspecting company[1]	:	______________________________________________________

INSTRUCTIONS

In the First Section of this report, 26 recommendations of the Principles of Good Management for Peruvian Companies2 are evaluated.

For every recommendation evaluated, the COMPANY should:

a)	mark with an ‘x’ the level of fulfillment considered adequate for the Subjective Evaluation, using the following scale:
	0	:	does not fulfill the principle
	1 – 3	:	partially fulfills the principle
	4	:	totally fulfills the principle
b)	mark with an ‘x’ one or more of the alternatives given and complete the information requested in detail for the Objective Evaluation. [3]

In the Second Section of this report, a series of aspects is evaluated, referred to as the rights of the shareholders, the Board of Directors, the responsibilities of THE COMPANY and the shareholders and possessions. In this section, THE COMPANY should provide the information requested, by marking with an ‘x’ one or more alternative(s) included in each question and/or giving a detailed response to the request for information.

[1]	Only applicable if the information contained in this report has been inspected by a specialized firm (for example, an auditing firm, a consultancy, etc.)

[2]	The text of the Principles of Good Management for Peruvian Companies can be consulted at the following web page: www.conasev.gob.pe

[3]	For this purpose, lines may be added to the tables included in this report, or alternatively the model tables can be replicated the number of times considered necessary.

I.	FIRST SECTION: EVALUATION OF 26 PRINCIPLES

RIGHTS OF THE SHAREHOLDERS

Principles		Fulfillment
		0	1	2	3	4
1.

Principle (I.C.1. second paragraph).- Generic matters should not be included in the agenda. Matters to be dealt with should be specified in such a way that each matter is discussed separately, facilitating analysis and avoiding decisions on matters about which different opinions may be held.

						X
2.	Principle (I.C.1. third paragraph).- The venue for the General Meetings should be easy for shareholders to get to.					X

a.	Indicate the number of Shareholder Meetings called by THE COMPANY during the financial year to which this report relates.

TYPE	NUMBER
GENERAL SHAREHOLDER MEETINGS	-1-
GENERAL SHAREHOLDER MEETINGS	-

b.	If shareholder meetings have been called, please provide the following information for each one.

DATE ON WHICH THE MEETING WAS CALLED*	DATE OF THE MEETING	PLACE OF THE MEETING	T YPE OF MEETING		QUORUM%	Nº OF SHARE HOLDERS IN ATTEN DANCE	DURATION
			SPECIAL	GENERAL			START TIME	END TIME
19.1.2006	31.3.2006	Calle Centenario 156 La Molina Lima	(...)	(X)	75.02	33	3.05 pm	4:15 pm
			(...)	(...)
			(...)	(...)
			(...)	(...)

*	If more than one meeting was called, please give the date of each one.

c.	What means, apart from those included in article 43 of the General Companies Law, does THE COMPANY use to call shareholder meetings?

	(...)	ELECTRONIC MAIL
	(...)	IN PERSON WITHIN THE COMPANY
	(...)	TELEPHONE
	(X)	WEB PAGE
	(X)	MAIL
	(...)	OTHER. Specify __________________________
	(...)	NONE

d.	Please say whether the means indicated in the previous question are regulated in one or any of THE COMPANY’s documents.

STATUTE	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(.X)	(...)	(...)	(...)

* Give the name of the document, if not THE COMPANY’s Statutes.

	(...)	THEY ARE NOT REGULATED

e.	If THE COMPANY has a corporate web page, is it possible to obtain the minutes of the shareholder meetings from that page?

	YES	NO
ONLY FOR SHAREHOLDERS	(...)	(...)
FOR THE GENERAL PUBLIC	(...)	(..X.)

(...)	THE COMPANY does not have a web page

Principle	Fulfillment
	0	1	2	3	4
3.

Principle (I.C.2).- The shareholders must have the opportunity to suggest subjects for debate (within reasonable limits) on the agenda of the General Shareholder Meetings.
The subjects included in the agenda must be of social interest and pertinent to the legal or statutory ambit of the Shareholder Meeting. The Board of Directors must not dismiss this type of request without giving a sound reason to the shareholder.

					X

a.

Indicate whether the shareholders can include matters to be dealt with in the agenda through any other mechanism than the one stipulated in the General Companies Law (article 117 for regular anonymous companies and article 255 for open anonymous companies).

(.X.) YES (....) NO

b.	If the answer to the previous question is affirmative, please describe the alternative mechanisms.

The subjects on the agenda are always of social interest and relevant to the subject matter of the shareholder meeting. All matters that are presented in advance are considered. The Board of Directors does not dismiss requests without giving the shareholder a sound reason.

c.	Indicate whether the mechanisms described in the previous question are regulated in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT*
(.X)	(...)	(...)	(...)

* Give the name of the document, if not THE COMPANY’s Statutes.

	(...)	THEY ARE NOT REGULATED

d.	Indicate the number of requests presented by the shareholders for inclusion in the agenda for the shareholder meeting during the financial year to which this report refers.

NUMBER OF REQUESTS
RECEIVED	ACCEPTED	REJECTED
None.

Principle	Fulfillment
	0	1	2	3	4
4.

Principle (I.C.4.i.).- The statutes should not impose limits on the rights of all shareholders with access to the General Shareholder Meetings to be respresented by the person they choose to designate.

					X

a.	In accordance with provisions laid out in article 122 of the General Law of Companies, indicate whether THE COMPANY’s statutes limit the right of representation, restricting it:

	(...)	TO ANOTHER SHAREHOLDER
	(...)	TO A DIRECTOR
	(...)	TO A MANAGER
	(.X)	THE RIGHT OF REPRESENTATION IS NOT LIMITED

b.	Please give the following information for each Shareholder Meeting held during the financial year to which this report refers:

TYPE OF MEETING		DATE OF THE MEETING	(%) PARTICIPATION IN RELATION TO THE TOTAL NUMBER OF SHAREHOLDERS WITH THE RIGHT TO VOTE
GENERAL	SPECIAL		THROUGH POWER OF ATTORNEY	EXERCISE IN PERSON
(..x.)	(...)	31.3.06	74.96%	0.06%
(...)	(...)
(...)	(...)
(...)	(...)
(...)	(...)

c.	Please give details about the requirements and formalities necessary for a shareholder to be represented in a shareholder meeting.

FORMALITY (INDICATE WHETHER THE COMPANY REQUIRES A SIMPLE LETTER, A NOTARIAL LETTER, PUBLIC INSCRIPTION OR OTHER)	Simple letter
ADVANCE NOTICE (NUMBER OF DAYS PRIOR TO THE SHAREHOLDER MEETING THAT THE POWER OF ATTORNEY SHOULD BE PRESENTED)	Until the day before the meeting
COST (INDICATE WHETHER THE COMPANY REQUIRES PAYMENT FOR SUCH PURPOSES AND, IF SO, HOW MUCH)	No

d.	Indicate whether the requirements and formalities described in the previous question are regulated in one or any of THE COMPANY’s documents.

Statute	Internal regulation	Manual	Other
(X)	(...)	(...)	(...)

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)	THEY ARE NOT REGULATED

IMPARTIAL TREATMENT OF SHAREHOLDERS

Principle	Fulfillment
	0	1	2	3	4
5.

Principle (II.A.1, third paragraph).- It is recommended that the company issuing shares or other securities without the right to vote, should offer its holders the opportunity to exchange them for common shares with the right to vote, or which provide this possibility when issued.

					x

a.	¿Has the company carried out any share exchange process in the last five years?

None of the shares or securities issued by our institution is without the right to vote. They are all common shares and carry the same rights. There is one single type of share.

(...) YES	(...) NO	(.X.) NOT APPLICABLE

Principle	Fulfillment
	0	1	2	3	4
6.

Principle (II.B).- A sufficient number of directors who are capable of exercising independent judgment  in matters where there is a potential conflict of interest should be selected. For such purposes, the participation o f minority  shareholders should be taken into consideration.
The independent directors are selected for their professional prestige and are not involved in the administration of the company or that of the principal shareholders.

				X

The number of directors is in line with current legal requirements and statutes and is approved by the Shareholders.

a.	Indicate the number of dependent and independent directors in THE COMPANY[4].

[4]	The independent directors are those who are not involved in the administration of the issuing entity or its principle shareholders.

Directors	Number
Dependent	1
Independent	7
Total	8

b.	Indicate the special requirements (different from those necessary to be a director) needed to be an independent director of the company?

They are selected for their professional prestige and are not involved in the Administration.

	(...)	THERE ARE NO SPECIAL REQUIREMENTS

c.	Indicate whether the special requirements described in the previous question are regulated in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT*
(…)	(...)	(...)	(...)

* Specify the name of the document, if not THE COMPANY’s statutes.

(x) THEY ARE NOT REGULATED

d.	Indicate whether the directors of THE COMPANY are related within the first or second degree of consanguinity or within the first degree affinity or are spouses of:

NAMES AND LAST NAMES OF THE DIRECTOR	RELATED TO:			NAMES AND LAST NAMES OF SHAREHOLDER 1/. / DIRECTOR /MANAGER	AFFINITY	ADDITIONAL INFORMATION 2/.
	SHAREHOLDER1/.	DIRECTOR	MANAGER
None	(...)	(...)	(...)
	(...)	(...)	(...)
	(...)	(...)	(...)

	1/.	Shareholders with a participation equal to or greater than 5% of the shares of the company (according to type of share, including investment bonds).

2/.

If there is a relationship with any of the shareholders, please indicate the amount of their shareholder participation. Should the relationship be with a member of the management, include that person’s position.

e.	Should any member of the Board of Directors hold or have held any management position within THE COMPANY during the financial year covered in the present report, please give the following information:

NAMES AND LAST NAMES OF THE DIRECTOR	MANAGEMENT POSITION THAT S/HE HOLDS OR HELD	DATES OF MANAGEMENT POSITION
		START	FINISH
None

f.

Should any member of THE COMPANY’s Board of Directors also be or have been a member of the Board of Directors of another company or other companies registered in the Public Stock Market Register during the financial year to which this report refers, please give the following information:

For these purposes, the term ‘involved’ is defined in the Regulation on Indirect Ownership, Relationship and Economic Group. The principal shareholders are those persons or companies who own five percent (5%) or more of the capital of the issuing entity.

NAMES AND LAST NAMES OF THE DIRECTOR	NAME(S) OF THE COMPANY (COMPANIES)	DATE
		START	FINISH
Dionisio Romero Seminario	Banco de Crédito del Perú Credileasing Creditítulos Credifondo Pacífico Peruano Suiza	1990 2004 2004 2004 2003	Currently Currently Currently Currently Currently
Luis Nicolini Bernucci	Banco de Crédito del Perú Credileasing Creditítulos Credifondo Alicorp Pacífico Peruano Suiza	1990 2004 2004 2004 2004 2003	Currently Currently Currently Currently Currently Currently
Fernando Fort Marie	Banco de Crédito del Perú Credileasing Creditítulos Credifondo Inversiones Centenario ETEVENSA	1990 2004 2004 2004 2003 2004	Currently Currently Currently Currently Currently Currently
Reynaldo Llosa Barber	Banco de Crédito del Perú Credileasing Creditítulos Credifondo Inversiones Centenario Pacífico Peruano Suiza ETEVENSA EDELNOR DISTRILIMA	1990 2004 2004 2004 2003 1992 1996 1994 1994	Currently Currently Currently Currently Currently Currently Currently Currently Currently
Juan Carlos Verme Giannoni	Banco de Crédito del Perú Credileasing Creditítulos Credifondo Inversiones Centenario	1990 2004 2004 2004 2003	Currently Currently Currently Currently Currently
Germán Suárez Chávez	Banco de Crédito del Perú Cia. Minera Buenaventura	2006 2005	Currently Currently
Felipe Ortiz de Zevallos M.	Banco de Crédito del Perú Cia. Minera Buenaventura	2006 2005	Currently Currently

TRANSPARENCY OF C OMMUNICATION AND I NFORMATION

Principle	Fulfillment
	0	1	2	3	4
7.

Principle (IV.C, second, third and fourth paragraphs).- Although external audits are generally focussed on passing judgment on financial information, they may also refer to specialized reports on the following subjects: accounting reports, operational audits, systems audits, project evaluation, costing systems evaluations or implementation, tax audits, asset adjustment valuations, portfolio assessment, inventories or other special services.
It is recommended that such consultations be carried out by different auditors. Should the same auditor carry out more than one task, his/her judgment should not be affected. The company must give information on all the audits and specialist reports carried out by the auditor.
All services rendered to THE COMPANY by the auditing firm or the auditor should be declared, specifying the percentage represented by each of them and the share that represents in the revenues of the auditing firm or auditor.

					X

a.	Provide the following information on the auditing firms that have provided services to THE COMPANY in the last 5 years:

NAME OF THE AUDITING FIRM	SERVICE*	PERIOD	PAYMENT**
Medina, Zaldivar, Paredes y Asociados	Financial Audit	2006	100%
Medina, Zaldivar, Paredes y Asociados	Financial Audit	2005	100%
Medina, Zaldivar, Paredes y Asociados	Financial Audit	2004	100%
Medina, Zaldivar, Paredes y Asociados	Financial Audit	2003	100%

Dongo – Soria Gaveglio y Asociados	Financial Audit	2002	100%

* Include all types of services, such as financial information reports, accounting reports, operational audits, systems audits, taxation audits or other special services.

** Of the total amount paid to the auditing firm for the whole concept, indicate the percentage that corresponds to the payment for financial auditing services.

b.

Describe the pre-established mechanisms for contracting the auditing firm responsible for examining the annual financial statements (including the identification of the entity within THE COMPANY responsible for choosing the auditing firm).

Upon receipt of a report from the Auditing Committee, the Board of Directors proposes the hiring of the External Auditors at the shareholders’ meeting. The selection of Auditing Firm is the responsibility of the Auditing Committee and is ratified at the General Shareholders’ Meeting. The Auditing Firms that are invited to present their proposed fees are chosen from among those that are represented internationally and are of recognised prestige nationally. The Auditing Firm is then selected.

	(...)	THERE ARE NO PRE-ESTABLISHED MECHANISMS

c.	Indicate whether the mechanisms described in the previous question are contained in one or any of THE COMPANY’s documents.

STATUTE	INTERNAL REGULATION	MANUAL	OTHER
(...)	(.x.)	(...)	(...)	Normative System – Corporate Policies – Audite Committee

* Specify the name of the document, if not THE COMPANY’s statutes.

	(...)	THEY ARE NOT CURRENTLY REGULATED

d.

Indicate whether the auditing firm hired to report on the financial statements of THE COMPANY from the financial year to which this report refers also reported on the financial statements of other companies within the same economic group for the same financial year.

(.X.) YES (...) NO

NAME OF THE COMPANY/COMPANIES WITHIN THE ECONOMIC GROUP

Banco de Crédito
Credibolsa – Sociedad Agente de Bolsa
Credileasing
Credifondo y Fondos
Banco de Crédito de Bolivia
Solución Financiera de Crédito
Creditítulos
Inmobiliaria BCP
Inversiones Conexas e Inmobiliarias
Atlantic Security Holding Corp.
Atlantic Security Bank
Pacifico Peruano Suiza Cía de Seguros y Reaseguros
Pacifico Vida
Pacifico EPS
Grupo Crédito
Servicorp
Prima AFP
Credicorp Securities

e.	Specify the number of meetings that were held between the hired auditing firm and the area responsible for internal auditing in the financial year to which this report relates.

NUMBER OF MEETINGS
0	1	2	3	4	5	More than 5	Not applicable
(...)	(...)	(...)	(...)	(...)	(...)	(.X..)	(...)

Principle	Fulfillment
	0	1	2	3	4
8.

Principle (IV.D.2).- Attention to particular requests for information made by the shareholders, investors in general or interest groups related to THE COMPANY, should be dealt with through the use of a form and/or responsible employees designated to that role.

					X

a.	Indicate how the interest groups or shareholders of THE COMPANY can request information in such a way that their request is dealt with.

	SHAREHOLDERS	INTEREST GROUPS
ELECTRONIC MAIL	(.x..)	(.x..)
DIRECTLY WITHIN THE COMPANY	(.x..)	(.x..)
BY TELEPHONE	(.X..)	(.X..)
WEB PAGE	(.x..)	(.x..)
MAIL	(.x..)	(.x..)
Other. Specify.	(...)	(...)

b.

Without compromising the CEO’s responsibilities towards handling information in accordance with article 190 of the General Companies Law, please specify the area or person in charge of receiving and processing shareholders’ requests for information. If it is a person, please include his/her position and the area in which he/she works.

AREA RESPONSIBLE	Investor Relations Area

The Investor Relations Area deals with particular requests for information from shareholders, investors and the general public. This work is carried out in collaboration with other areas that are familiar with the subjects asked about.

PERSON RESPONSIBLE
NAMES AND LAST NAMES	POSITION	AREA
Mrs. Aida Kleffmann	Manager	Investor Relations

c.	Indicate whether the THE COMPANY’s procedure for processing shareholders’ and/or interest groups’ requests for information is regulated in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER
(...)	(...)	(...)	(...)

* Specify the name of the document, if not THE COMPANY’s statutes.

(x)	THE COMPANY HAS A PROCEDURE BUT IT IS NOT REGULATED.

(..)	NOT APPLICABLE. THERE IS NO PRE-ESTABLISEHD PROCEDURE.

d.	Indicate the number of requests for information presented by THE COMPANY’s shareholders and/or interest groups during the financial year to which this report refers.

NUMBER OF REQUESTS
RECEIVED	ACCEPTED	REJECTED
Information not available.

e.	If THE COMPANY has a corporate web page, does it include a special section on corporate governance or shareholder and investor relations?

(.X.)	YES	(...)	NO	(...)	NO WEB PAGE

f.	During the financial year to which this report refers, indicate whether THE COMPANY has received any complaints from shareholders about its limiting access to information.

(...)	YES	(.X.)	NO

Principle	Fulfillment
	0	1	2	3	4
9.

Principle IV.D.3.).- Cases where there are doubts about the confidentiality of the information requested by shareholders or groups of interest related to the company should be resolved. The criteria must be adopted by the Board of Directors and ratified by the General Shareholder Meeting, and then included in the Statutes or internal regulation of the company. In any case, the disclosure of information should not put the competitive position of the company at risk or affect the normal development of the company’s activities.

					X

a.	Who decides on the confidentiality of a specific piece of information?

(.X.)	THE BOARD OF DIRECTORS
(...)	THE CEO
(...)	OTHER. Please specify ________________________________

b.

Describe the pre-established objective criteria that lead to certain information being considered confidential. Additionally, please indicate the number of requests for information presented by the shareholders during the financial year to which this report refers which were rejected due the confidentiality of the information.

c.

The criteria applied are in line with current legal requirements, including the Law of Banking and Insurance and the Regulation of Important Facts. Confidential information includes: operations, results, strategies and projections of the corporation; commercial plans, business processes and client relations. Information about the corporation’s personnel, such as medical or labor records. Information received by the personnel of the corporation during the carrying out of their functions from clients and suppliers and technological systems and exclusive products of the corporation. There were no requests for confidential information during 2006.

(...)	THERE ARE NO PRE-ESTABLISHED CRITERIA

d.	Indicate whether the criteria described in the previous question are contained in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(...)	(.X)	(...)	(...)	Corporate Policies – Code of Ethics

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)	THEY ARE NOT REGULATED

Principle	Fulfillment
	0	1	2	3	4
10.

Principle (IV.F, first paragraph).- The company must have internal audits. The internal auditor must maintain a relationship of professional independence with the company that hires him/her in the exercising of his/her functions. The same principles of diligence, loyalty and reserve that are required of the Board of Directors and the Management must be observed.

					X

a.	Indicate whether THE COMPANY has an independent area that is responsible for internal auditing.

(.X.)	YES	(...)	NO

b.

If the answer to the previous question is affirmative,  indicate who, within the organic structure of THE COMPANY, the internal audit depends on in terms of hierarchy and who this person must report to.

Depends on:	Board of Directors
Reports to:	Auditing Committee

Describe the main responsibilities of the person in charge of internal auditing and indicate whether this person has other functions apart from the internal audit.

a) Carrying out periodic audits in accordance with the Annual Work Plan approved by the Audite Committee of the Board of Directors; also, carrying out extraordinary audits when requested by the Audite Committee of the Board of Directors, the Managers of the Corporation or its subsidiaries, or on his/her own initative.

b) Carrying out the audits totally independently, fulfilling a role that is fundamentally preventive and corrective. In the audit examinations, Generally Accepted Audite Standards will be applied, and the respective scope of each evaluation will be determined. In the carrying out of these activities he/she will have free access to the accounting, files and documents of the subsidiaries or audited units of the Corporation, as well as other sources of information relating to them, the inspection of which is deemed necessary.

c) Ensuring that the requirements contained in the General Law of Banking, Financial and Insurance Institutions are fulfilled, and the standards issued by the competing authorities in each country in which the subsidiary or audited unit of the Corporation carries out activities and in its own Normative System.

d) Presenting the result of the completed audits to the Presidency of the Board of Directors with copies to the management in charge of the subsidiaries or audited units.
e) Carrying out the follow up to the observations and recommendations made as a consequence of the tests applied.

f) Analyzing the processes and proposing, when relevant, modifications to procedures and the incorporation of controls that will minimize risks, raise the quality of customer service and increase the efficiency and effectiveness of the Corporation.

The Audite Division exists exclusively to carry out the Internal Audite. It does not have any other responsibilities assigned to it.

c.	Indicate whether the responsibilities described in the previous questions are regulated in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(...)	(.X)	(...)	(...)	Normative System – Structure and Functions of the Audite Division

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)	THEY ARE NOT REGULATED

THE RESPONSIBILITIES OF THE BOARD OF DIRECTORS

Principle	Fulfillment
	0	1	2	3	4
11.

Principle (V.D.1).- The Board of Directors must carry out certain key functions, namely:
Evaluate, approve and direct the corporate strategy; establish the objectives and goals as well as the main action plans, the policy for follow-up, control and risk management, the annual budgets and the business plans; control the implementation of the afore-mentioned plans and budgets; and supervise the main expenditure, investments, acquisitions and transfers.

					X

a.

If the Board of Directors of THE COMPANY is responsible for the function described in this principle, please indicate whether this function of the Board of Directors is contained in one or any of THE COMPANY’s documents..

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(X.)	(...)	(...)	(...)

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)	THE BOARD OF DIRECTORS IS RESPONSIBLE FOR THE DESCRIBED FUNCTION BUT IT IS NOT REGULATED

(...)	NOT APPLICABLE. THE BOARD OF DIRECTORS IS NOT RESPONSIBLE FOR THIS FUNCTION

Principle		Fulfillment
		0	1	2	3	4
The Board of Directors must carry out certain key functions, namely:
12.	Principle (V.D.2).- To select, supervise and, when necessary, replace the principal executives, as well as establishing how much to pay them.					X

13.	Principle (V.D.3).- To evaluate the remuneration of the principal executives and the members of the Board of Directors, ensuring that procedures for selecting the directors are formal and transparent.					X

a.	If the Board of Directors of THE COMPANY is responsible for the functions described in this principle, please indicate whether they are regulated in any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(X.)	(...)	(...)	(...)

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)	THE BOARD OF DIRECTORS IS RESPONSIBLE FOR THE FUNCTIONS DESCRIBED BUT THEY ARE NOT REGULATED

(...)	NOT APPLICABLE. THE BOARD OF DIRECTORS IS NOT RESPONSIBLE FOR THESE FUNCTIONS

b.	Specify the entity which is responsible for:

FUNCTION	BOARD OF DIRECTORS	CEO	OTHER (Specify)
H IRING AND REPLACING THE CEO	(..X.)	(...)
HIRING AND REPLACING THE MANAGEMENT STAFF	(...)	(.X..)
ESTABLISHING THE SALARIES OF THE PRINCIPAL EXECUTIVES	(.X.)	(...)
EVALUATING THE SALARIES OF THE PRINCIPAL EXECUTIVES	(...)	(.X.)
EVALUATING THE SALARIES OF THE DIRECTORS	(…)	(...)	AGM approved

c.	Indicate whether THE COMPANY has internal policies or defined policies for:

POLICIES FOR :	YES	NO
HIRING AND REPLACING THE PRINCIPAL EXECUTIVES	(.x.)	(...)
ESTABLISHING THE SALARIES OF THE PRINCIPAL EXECUTIVES	(.x..)	(...)
EVALUATING THE SALARIES OF THE PRINCIPAL EXECUTIVES	(.x..)	(...)
EVALUATING THE SALARIES OF THE DIRECTORS	(.x..)	(...)
SELECTING THE DIRECTORS	(.x.)	(...)

d.	If the answer to the previous question is affirmative for one or more of the procedures outlined, indicate whether such procedures are regulated in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(X.)	(X.)	(...)	(...)	The Shareholders’ Meeting approves the election and the salaries of the Directors. The Salaries Committee proposes. Regulation of the Salaries Commitee.

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)	THEY ARE NOT REGULATED

Principle	Fulfillment
	0	1	2	3	4
14.

The Board of Directors must carry out certain key functions, namely:
Principle (V.D.4).- Follow-up and control of the possible conflicts of interest between the administration, the members of the Board and the shareholders, including the fraudulent use of corporate assets and the abuse of transactions between interested parties.

					X

a.	If THE COMPANY’s Board of Directors is responsible for the function described in this principle, indicate whether this function of the Board is contained in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(...)	(X.)	(...)	(...)	Codes of Ethics and Ethics for Financial Professionals. Policies on the denunciation system. Policies on the prevention of asset laundering.

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)	THE BOARD OF DIRECTORS IS RESPONSIBLE FOR THE FUNCTION DESCRIBED BUT IT IS NOT REGULATED

(...)	NOT APPLICABLE. THE BOARD IS NOT RESPONSIBLE FOR THIS FUNCTION

b.	Specify the number of conflict of interest cases that have been the subject of discussion by the Board of Directors during the financial year to which this report refers.

Number of cases	None

c.	Indicate whether THE COMPANY or its Board of Directors has a Code of Ethics or similar document in which conflicts of interest that could arise are regulated.

(.X.)	YES	(...)	NO

If the reply is affirmative, please specify the exact name of the document:

The Codes of Ethics and Ethics for Financial Professionals have been established in the Corporate Policies.

d.	Describe the pre-established procedures for approving transactions between related parties.

The Credit Management Committee evaluates the procedures and approves the transactions between the related parties in the same way as in any company.

Principle	Fulfillment
	0	1	2	3	4

15.

The Board of Directors must carry out certain key functions, namely:
Principle  (V.D.5).- Ensure the integrity of the accounting systems and the company’s financial statements, including an independent audit, and the existence of the necessary control systems, especially financial and non-financial risk control and fulfillment of the law.

					X

a.	If THE COMPANY’s Board of Directors is responsible for the function described in this principle, indicate whether this function of the Board is contained in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(X.)	(X.)	(...)	(...)	In the Statutes and in the Corporate Policies – Audite Committee.

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)	THE BOARD OF DIRECTORS IS RESPONSIBLE FOR THE FUNCTION DESCRIBED BUT IT IS NOT REGULATED

(...)	NOT APPLICABLE. THE BOARD OF DIRECTORS IS NOT RESPONSIBLE FOR THIS FUNCTION

b.	Indicate whether THE COMPANY has financial and non-financial risk control systems.

(.X.)	YES	(...)	NO

c.	Indicate whether the control systems referred to in the previous question are regulated in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(...)	(X.)	(X.)	(...)	Normative System – Operational Risk Administration, Market Risk and Credit Policy Administration.

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)	THEY ARE NOT REGULATED

Principle	Fulfillment
	0	1	2	3	4
16.

The Board of Directors must carry out certain key functions, namely:
Principle(V.D.6).- Supervise the effectiveness of the governance practices in accordance with which it operates, carrying out changes as they become necessary

					X

a.	Is the Board of Directors of THE COMPANY responsible for the function described in this principle?

(.X.)	YES	(...)	NO

b.	Describe the pre-established procedures for supervising the effectiveness of the governance practices, specifying the number of evaluations that have taken place during the period.

In the sessions of the Board of Directors and the Executive Committee. The number of evaluations is not available.

c.	Indicate whether the procedures described in the previous question are regulated in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(...)	(...)	(...)	(...)

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)	THEY ARE NOT REGULATED

Principle		Fulfillment
		0	1	2	3	4
17.	The Board of Directors must carry out certain key functions, namely: Principle (V.D.7).- Supervise the information policy.					X

a.	If the Board of Directors is responsible for the function described in this principle, please indicate whether this function of the Board is contained in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(.X)	(...)	(...)	(...)

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)	THE BOARD OF DIRECTORS IS RESPONSIBLE FOR THE FUNCTION DESCRIBED BUT THE FUNCTION IS NOT REGULATED.

(...)	NOT APPLICABLE. THE BOARD OF DIRECTORS IS NOT RESPONSIBLE FOR THIS FUNCTION.

b.	Describe THE COMPANY’s policy on disclosure and communication of information to the shareholders.

The controls and procedures in place for sharing information are in accordance with the following guidelines:

a) Accounting Policies. These must be duly circulated, presented and explained, and their application made uniform and continuous in time. Should changes to the Accounting Policies be proposed, the reasons for and corresponding details of such proposals must be submitted to the Auditing Committee for consideration.

b) Design of the controls and procedures for sharing information: ensure that the information that needs to be presented and circulated in the reports to CONASEV and SEC is registered, processed, consolidated and sent within the time scales established by the standards currently in force. Ensure that the information that needs to be presented and circulated in the reports to CONSASEV and SEC is communicated at the right time to the CEO and the Central Finance Manager and to the people who perform similar functions, in order to allow them to take appropriate decisions regarding the required presentations.

c) Preparation of Form 20F
d) Communication of important facts in the reports to CONASEV and SEC
e) There is a group which inspects the information to be divulged.

(...)	NOT APPLICABLE, THE COMPANY DOES NOT HAVE THE AFORE-MENTIONED POLICY

c.	Indicate whether the policy described in the previous question is regulated in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(...)	(.X)	(...)	(...)	Corporate Policies – Controls and procedures for divulgation of information

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)	IT IS NOT REGULATED

Principle	Fulfillment
	0	1	2	3	4
18.

Principle (V.E.1).- The Board of Directors may establish special entities in accordance with the needs and dimensions of the company, especially the entity that  takes on the function of auditing. Likewise, these special entities can be formed to take on functions of appointments, payment, control and planning.
These special entities will be constituted within the Board of Directors as support mechanisms and should preferably be made up of independent directors, so that impartial decisions can be made on matters where conflicts of interest could arise.

					X

a.	If the reply to the previous question is affirmative, please give the following information regarding each committee of the Board of Directors within THE COMPANY.

Audite Committee
I.	Date of Creation: 31.10.2002

II. Functions:

The Auditing Committee has the following functions with regard to:

EXTERNAL AUDITORS

	•	Nominating the external auditors within three months of the end of the financial year.
	•	Hiring the external auditors for auditing, revision or certification services and supervising the execution of their work;
	•	Revising all the reports prepared by the external auditors and informing the Board of Directors;
	•	Ensuring that the professional team of external auditors has the necessary capacity for carrying out the audit;
	•	Ensuring that the external auditors fulfill the criteria of independence;
	•	Ensuring that the external auditors report directly to the Auditing Committee concerning the results of the audit;
	•	Ensuring that the external auditors’ reports include the evaluation of Credicorp’s internal accounting control system;
	•	Approving any additional service that may be requested of the external auditors (or of persons or firms affiliated to them);
	•	Ensuring that the external auditors (or persons or firms affiliated to or related to them) are not hired to carry out any of the services prohibited by the standards of the SEC;
	•	Resolving disputes that arise between the External Auditors and the Corporation’s Management regarding the financial reports they are inspecting.
	•	Checking and evaluating the formal communication that the external auditors must send on independent relationships and conflicts of interest with Credicorp.

MANAGEMENT OF COMPLAINTS AND INFORMATION RECEIVED

•

Receiving and administering the complaints and information received from the personnel of the Corporation relating to matters of accounting, finance, internal control and auditing, according to procedures established by the Committee in the Corporation’s Denunciation System policy;

•

Administering the anonymous and confidencial denunciations presented by employees of the Corporation relating to irregular accounting transactions, guaranteeing their protection against reprisals, reprimands or other measures by the Management of the Corporation.

HIRING ADVISORS

•

Hiring the services of external advisors or any expert or experts on legal and/or accounting matters, as considered necessary for carrying out their repsonsibilities. If another opinion is required on a technical matter or if the Committee requires additional information, in order to avoid conflicts of interest, the advisors contracted must not be the same as those hired by management for those specific purposes.

BUDGET

	•	Obtaining resources from Credicorp to hire the firm of external auditors in order to issue an auditor’s report or related task, or any other auditing, inspection, evaluation or certification service;
	•	Obtaining resources from Credicorp for paying any advisor hired by the Auditing Committee.

INTERNAL CONTROLS

	•	Evaluating the design of the Corporation’s internal control procedures in order to guarantee that:
• They protect the assets effectively,
• They enable verification that the transactions are being adequately authorized and registered;
•

Ensuring that Management has implemented the suggestions and recommendations resulting from the internal control evaluations carried out by the Auditing Division and by the External Auditors, by revising the corresponding reports;

	•	Being involved in the analysis of any deficiency in the internal control system and frauds declared in the certifications that are sent to CONASEV and SEC.

FINANCIAL CONTROLS

•	Evaluating the main accounting principles used in producing Credicorp’s financial statements;
•	Evaluating the presentation of financial statements, including:
	•	The most significant matters in the selection and application of and/or changes in the accounting principles,
	•	The effectiveness and operativeness of internal controls in the preparation of the financial statements;
	•	The corrective measures adopted as a result of significant deficiencies in control that may have been identified.
•	Evaluating the analysis of financial information or accounting matters prepared by the administration and/or the external auditors, paying special attention to:
	•	Significant matters of financial information,
	•	Opinions issued in connection with the preparation of the financial statements,
	•	The effects of using other alternatives permitted by generally accepted accounting principles in the preparation of the financial statements,
	•	Off balance sheet operations.
	•	Inspecting the reports that are prepared on important accounting policies and practices applied by the Corporation.
•

Evaluating the alternative accounting methods that are permitted by Generally Accepted Accounting Principles that have been discussed by the external auditor with Credicorp’s management, including the possible effects of using such alternatives and the approach preferred by the auditor;

	•	Seeing and evaluating the draft financial statements of the entity;
	•	Seeing and evaluating the report on the financial statements issued by the external auditors;
	•	Seeing and evaluating the annual work plan of Credicorp’s Internal Auditing Division and the external auditors and others that are of significant importance to the Corporation;
	•	Inspecting the quarterly financial statements;
•

Inspecting the annual audited financial statements and the quarterly financial statements with Credicorp’s management and, in relevant cases, with the external auditors, including the analysis of the financial situation and the results of the operations.

REGULATORY MATTERS

	•	Ensuring that regulatory and legal requirements are fulfilled within the jurisdiction applicable to each case;
	•	Taking corrective measures if reports are received from the Credicorp lawyers on the existence of significant violations to the SEC standards or infulfillment of Credicorp’s fiduciary duties;
	•	Checking the reports that have to be presented to the SEC and other competing authorities with the management and external auditors prior to their presentation;

INTERNAL AUDITORS

	•	Approving the Annual Work Plan.
	•	Inspecting and evaluating the reports that are issued.
	•	Inspecting and evaluating the bi-annual report on the controls and procedures of divulgation of information (CPD).
	•	Evaluating the fulfillment of the Annual Work Plan.

OTHER MATTERS

•	Preparing periodic reports for the Board of Directors on the principal tasks carried out during its leadership. This report can be backed up by any member of the Committee or by all its members.
•	Holding separate, periodic meetings with:
	•	The Management,
	•	The Auditing Division,
	•	The External Auditors;

III. PRINCIPAL RULES FOR ORGANIZATION AND FUNCTIONING:

The Audit Committee is selected by Credicorp’s Board of Directors and is made up of not fewer than four of its members.

The Committee is responsible for the supervision, monitoring and independent inspection of:

1.	The processes for the preparation of the financial and accounting information of Credicorp and its subsidiaries;

2.	Credicorp’s internal control procedures;

3.	The audits carried out into Credicorp’s financial statements; and

4.	The integrity of Credicorp’s financial statements.

5.

The Audit Committee looks out for the interests of the investors and supervises the fulfillment of the standards established by the Securities and Exchange Commission (hereonafter the “SEC”) and other regulatory entitities.

IV. MEMBERS OF THE COMMITTEE:

NAMES AND LAST NAMES	DATE		ROLE WITHIN THE COMMITTEE
	START	FINISH
Luis Enrique Yarur	28.11.02	Currently	President and financial expert
Luis Nicolini B.	28.11.02	Currently	Director
Reynaldo Llosa B.	28.11.02	Currently	Director
Juan Carlos Verme G	28.11.02	Currently	Director
V. NUMBER OF SESSIONS HELD DURING THE FINANCIAL YEAR:			4
VI. DOES IT HAVE DELEGATED FACULTIES IN ACCORDANCE WITH ARTICLE 174 OF GENERAL COMPANIES LAW?			(.X.)YES	(…)No

(...)	NOT APPLICABLE, THE COMPANY DOES NOT HAVE COMMITTEES WITHIN THE BOARD OF DIRECTORS

Principle	Fulfillment
	0	1	2	3	4
19.

Principle (V.E.3).- The number of members of a company’s Board of Directors should ensure the plurality of opinions within said Board, so that the decisions adopted are a consequence of an appropriate deliberation, always considering the best interests of the company and the shareholders.

					X

a.	Give the following information regarding the directors of THE COMPANY during the financial year to which this report refers.

NAMES AND LAST NAMES	EDUCATION2.	DATE		SHAREHOLDER PARTICIPATION/..
		START1/.	FINISH	Nº OF SHARES	PART (%)
DEPENDENT DIRECTORS
Dionisio Romero S.

Master’s in Business Administration, University of Stanford, BA in Economic Science, Pomona College, California, both in the United States of America. Mr Romero is Chairman of the Board of   Credicorp Ltd., and President of the Banco de Crédito del Perú. President of Atlantic Security Holding Corporation, Gran Cayman. He is Director and President of the Banco de Crédito of  Bolivia, President of the Crédito Group and BCP’s subsidiaries: Credileasing, Credifondo SAFM, Creditítulos, Inmobiliaria BCP, Soluciones en Procesamiento - Servicorp, and  Vice President of Pacífico Peruano Suiza. Director of the Banco de Crédito e Inversiones, Chile.

		18.08.95		N/A	N/A

NAMES AND LAST NAMES	EDUCATION2.	DATE		SHAREHOLDER PARTICIPATION/..
		START1/.	FINISH	NºOF SHARES	PART (%)
INDEPENDENT DIRECTORS
Luis Nicolini B.	Businessman dedicated specifically to financial, industrial and agro-industrial activities. As a banker, he holds the position of Vice President of the Banco de Crédito del Perú. He is also Vice President and Director of the Banco de Crédito of Bolivia and all BCP’s subsidiaries. He is Vice President of Credicorp and of Atlantic Security Bank. In addition, he is Director of Inversiones Centenario, Alicorp and Pacifico Peruano Suiza, and Chairman of the Board of the textile company Fábrica de Tejidos La Bellota.	18.08.95		N/A	N/A
Fernando Fort M.	Lawyer and Partner of the Legal Firm Fort, Bertorini y Godoy. He is Director of BCP’s Subsidiaries and the Banco de Crédito of Bolivia. Director of Atlantic Security Bank. He is a member of the Board of Directors of Inversiones Centenario, Generalima S.A., Almacenera del Perú S.A., Empresa de Generación Termoeléctrica Ventanilla S.A. - Etevensa, Inversiones Distrilima S.A., Hermes Transportes Blindados S.A. and Motores Diesel Andinos S.A.	30.03.99		N/A	N/A
Reynaldo Llosa B.	Administrator of Companies, he has studied at the Allied School in Great Britain. Director of the Banco de Crédito del Perú. He is Director of BCP’s subsidiaries and of the Banco de Crédito de Bolivia. Director of Atlantic Security Bank. He is a Principal Partner and CEO of the firm F.N. Jones S.R.Ltda, and Director of Pacifico Peruano Suiza, Distrilima, Generalima, Etevensa, Edelnor.	18.08.95		N/A	N/A
Juan Carlos Verme G.	Businessman. He has studied at the University of Zurich, Switzerland and has a Master’s from ESAN, Lima. Director of the Banco de Crédito del Perú and member of the Board of Directors of the Subsidiaries of BCP and the Banco de Crédito de Bolivia. He is Director of Atlantic Security Bank. He is on the Board of Directors of important industrial companies. He is a member of the General Assembly of Associates of the Patronage of the Art Museum of Lima, of which he is the current Chairman.	18.08.95		N/A	N/A

NAMES AND LAST NAMES	EDUCATION2.	DATE		SHAREHOLDER PARTICIPATION/..
		START1/.	FINISH	NºOF SHARES	PART (%)
Luis Enrique Yarur

Master’s in Economics and Company Management from the EISE, Spain, and Lawyer graduated from the University of Navarra, Spain. He is currently President of Juan Yarur S.A.C., President of the Banco de Crédito e Inversiones, Chile, Vice President of the Asociación de Bancos e Instituciones Financieras A.G. and  Director of the Stock Exchange in Santiago. He is also a member of the International Advisory Board IESE, España, Member of the Business Advisory Commission of the ESE, University of the Andes, Director of Bci Seguros Generales S.A., Director Bci Seguros de Vida S.A., President of Jordan S.A. and Vice President of Lourdes S.A. Director of the Banco de Crédito del Perú

		31.03.05		N/A	N/A
Felipe Ortiz de Zevallos	Industrial Engineer with a Master’s in Administrative Science from the University of Rochester and a degree from the Administration Program of the Harvard Business School. Mr Ortiz de Zevallos is the Rector of the Universidad del Pacífico en Lima (elected for the 2004-2009 period). He is also a member of the Board of Directors of several companies, among them Grupo Apoyo (Chairman of the Board), Mining Company Buenaventura S.A. and Universia.	31.03.05		N/A	N/A
Germán Suárez Chávez	Economist with a Master’s in Economy from the University of Columbia. Mr Suárez was the Executive Chairman of the Board of Directors of the Central Reserve Bank of Peru from 1992 to 2001, and is a member of the Board of the Mining Company Buenaventura S.A.	31.03.05		N/A	N/A

1/.	Corresponds to the first appointment.
2/.	Include professional education and whether he has experience in other Boards of Directors.
3/.	Only obligatory for directors with a participation in the social capital that is equal to or greater than 5% of the company’s shares.

Principle	Fulfillment
	0	1	2	3	4
20.

Principle (V.F, second paragraph).- Information pertaining to the matters that will be dealt with in each session must be at the disposal of the directors in sufficient time for them to read it, unless it concerns strategic matters that demand confidentiality, in which case it will be necessary to establish mechanisms by which the directors can evaluate such matters adequately.

				X

a.	How is information on matters that will be dealt with in a Board meeting communicated to the directors?

	(.X.)	ELECTRONIC MAIL
	(.X.)	MAIL
	(.....)	OTHER.
	(.X..)	IT IS COLLECTED IN PERSON WITHIN THE COMPANY

b.	How many days in advance is the information on matters to be dealt with in a session at the disposal of the directors of THE COMPANY?

	FEWER THAN 3 DAYS	FROM 3 TO 5 DAYS	MORE THAN 5 DAYS
NON-CONFIDENTIAL INFORMATION	(...)	(...)	(.X.)
CONFIDENTIAL INFORMATION	(.X.)	(...)	(...)

c.	Indicate whether the procedures established to allow directors to analyse information considered confidential are regulated in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(...)	(...)	(...)	(...)

* Specify the name of the document, if not THE COMPANY’s statutes.
(...)	THE COMPANY HAS AN ESTABLISHED PROCEDURE BUT IT IS NOT REGULATED
(.X.)	NOT APPLICABLE. THE COMPANY DOES NOT HAVE A PROCEDURE

Principle	Fulfillment
	0	1	2	3	4
21.

Principle (V.F, third paragraph).- Following clearly established and defined policies, the Board of Directors decides on the hiring of specialized advisory services required by the company to take decisions.

					X

a.	Describe the pre-established policies on contracting specialized advisory services by on the Board or the directors.

THE AUDIT COMMITTEE IS RESPONSIBLE FOR THIS FUNCTION, AS INDICATED IN ITS REGULATORY DOCUMENT.

The services that are subject to approval from the Auditing Committee fall into four categories:

		a)	Audit Services:

The Audit services that can be approved by the Committee include:

•

Annual auditing of the consolidated financial balances, the subsidiaries, investments in other companies; and any procedures the external auditor may need to carry out in order to form an opinion of Credicorp’s consolidated financial balances.

•

Tasks that the external auditor may need to carry out as part of an audit, such as revision of the information systems and accounting processes, and evaluations carried out in order to understand and assess the internal control systems, as well as consultations that are made in relation to the audit.

	•	Certification of the external auditor for internal controls to which Section 404 of the Sarbanes-Oxley Act refers.

The Audit Committee will supervise the execution of the external auditing services as necessary. It will also approve, if necessary, any modification in the terms, conditions, cost and scope of the audit.

The Audit Committee may carry out a general approval of other auditing services, which are those that only the external auditor can reasonably provide; such as auditing services required by legal standards, financial audits for subsidiaries or affiliates of Credicorp; and services associated with the presentation of documents to the SEC or other documents published in relation to the supply of bonds/securities.

		b)	Services related to audit:

The services related to the audit are opinions or services that are in line with the execution of the audit or the revision of Credicorp’s financial balances, and which are traditionally carried out by the external auditor. These services include, among others:

	•	“Due diligence” with regard to possible acquisitions;

	•	Advisory services relating to accounting or financial reports;

	•	Assistance in the comprehension and/or implementation of new accounting and financial rules established by regulatory entities;

	•	Auditing procedures relating to accounting matters previously agreed with the Management;

	•	Advice on matters of internal control.

The Audit Committee can give its general approval of the services relating to the audit if its members consider that these services do not compromise the independence of the external auditor and if they are consistent with the rulings of the SEC.

		c)	Taxation Services:

Taxation services include fulfillment of current taxation standards, planning and recommendations that do not compromise the independence of the external auditor.

The Audit Committee can give its general approval of those taxation services that have historically been provided by the external auditor and which are consistent with regulations regarding the independence of the auditor issued by the SEC. Any taxation service that involves complex transactions needs specific approval from the Audit Committee.

		d)	Other services:

These are the recurring or non-recurring services that do not compromise the independence of the external auditor and which are permitted by the regulations for the independence of the auditor issued by the SEC.

		(...)	NOT APPLICABLE. THE COMPANY DOES NOT HAVE THE AFORE-MENTIONED POLICIES

b.	Indicate whether the policies described in the previous question are regulated in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(...)	(.X)	(...)	(...)	Corporate Policies – Audit Committee

* Specify the name of the document, if not THE COMPANY’s statutes.

	(...)	THEY ARE NOT REGULATED
c.	Give the list of specialized advisors to the Board of Directors who have provided services to aid THE COMPANY’s decision making during the financial year to which this report refers.

Medina, Zaldivar Paredez y Asociados

Principle		Fulfillment
		0	1	2	3	4
22.	Principle (V.H.1) .- The new directors must be instructed in their faculties and responsibilities and on the characteristics and organizational structure of the company.				X

a.	If THE COMPANY has induction programs for the new directors, indicate whether such programs are regulated in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(...)	(...)	(...)	(...)

* Specify the name of the document, if not THE COMPANY’s statutes.

(.X.)	THE INDUCTION PROGRAMS ARE NOT REGULATED
(...)	NOT APPLICABLE. the company DOES NOT HAVE THE AFORE-MENTIONED PROGRAMS

Principle	Fulfillment
	0	1	2	3	4
23.

Principle V.H.3).- Procedures must be established for the Board of Directors to elect one or more replacements should a case arise where there is a vacancy for one or more directors and there are no substitute directors, in order to complete the numbers for the remaining period, if there is no provision for a different approach in the Statutes.

					X

a.	During the financial year to which this report refers, has a vacancy arisen for one or more directors?

(...)	YES	(.X.)	NO

b.	If the answer to the previous question is affirmative, in accordance with the second paragraph of article 157 of the General Companies Law, please indicate the following:

	YES	NO
DID THE BOARD OF DIRECTORS ELECT THE REPLACEMENT?	(...)	(...)
If yes, what was the average time taken to designate the new director (in calendar days)?

c.	Describe the pre-established procedures for electing replacements for directorship vacancies.
Majority decision of the Directors

(...)	NOT APPLICABLE. THE COMPANY DOES NOT HAVE PROCEDURES

d.	Indicate whether the procedures described in the previous question are contained in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(.X)	(...)	(...)	(...)

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)	THEY ARE NOT REGULATED

Principle	Fulfillment
	0	1	2	3	4
24.

Principle (V.I, first paragraph).- The functions of the Chairman of the Board, Executive Chairman (if relevant), and the CEO, should be clearly defined in the statutes or the internal regulations of the company in order to avoid possible conflicts and duplication of functions.

					X

25.

Principle (V.I, second paragraph).- The organic structure of the company should prevent all the functions, responsibilities and authority from being centralized on the Chairman of the Board, the Executive Chairman, the CEO and other officials with management responsibilities.

					X

a.

Should any of the replies to the previous question be affirmative, indicate whether the responsibilities of the Chairman of the Board of Directors, of the Executive Chairman (should there be one), of the CEO and of other officials with management responsibilities are contained in one or any of THE COMPANY’s documents.

RESPONSIBILITIES OF:	STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *	THEY ARE NOT REGULATED	NOT APPLICABLE **
Chairman of the board	(.X.)	(...)	(...)	(...)		(...)	(...)
Executive chairman	(.X.)	(...)	(...)	(...)		(...)	(...)
CEO	(X..)	(...)	(...)	(...)		(...)	(...)
Management staff	(...)	(.X)	(...)	(...)	Structure and functions	(...)	(...)

* Specify the name of the document, if not THE COMPANY’s statutes.
** The functions and responsibilities of the officeholder indicated are not defined in the company.

Principle	Fulfillment
	0	1	2	3	4
26.

Principle V.I.5).- It is recommended that Management receive at least part of their payment on the basis of the company’s results, thus ensuring that the objective of maximizing the value of the company in favor of the shareholders is achieved.

					X

a.	With regard to the bonus policy for management staff, indicate the way(s) in which bonuses are given:

	(...)	AWARDING OF SHARES
	(X)	AWARDING OF OPTIONS
	(...)	MONETARY AWARDS
	(...)	OTHER. Give details_______________________

	(...)	NOT APPLICABLE. the company DOES NOT HAVE BONUS PROGRAMS FOR MANAGEMENT STAFF.

b.	Indicate whether the payment (without taking bonuses into account) received by the CEO and management staff is:

	A FIXED AMOUNT	A VARIABLE AMOUNT	PAYMENT (%)*
CEO	(...)	(...)	(N/A)
MANAGEMENT STAFF	(...)	(...)

* Indicate the percentage represented by the total amount of annual payments made to the members of the management staff and the CEO, in relation to THE COMPANY’s level of net income, according to the financial statements.

c.	Indicate whether THE COMPANY has some kind of established guarantees or similar in the case of dismissals of the CEO and/or management staff.

(.X.)	YES	(...)	NO

I.	SECOND SECTION: ADDITIONAL INFORMATION

RIGHTS OF THE SHAREHOLDERS

	a.	Describe the means used to communicate to new shareholders their rights and how they can exercise them.

		(..)	ELECTRONIC MAIL
		(..)	DIRECTLY WITHIN THE COMPANY
		(..)	BY TELEPHONE
		(..)	WEB PAGE
		(..)	VIA MAIL
		(..)	OTHER. PLEASE SPECIFY_________________________________________________________
		(X)	NOT APPLICABLE. NEW SHAREHOLDERS ARE NOT TOLD OF THEIR RIGHTS NOR OF HOW TO EXERCISE THEM

b.	Indicate whether the shareholders have a hard copy of the points to be discussed on the agenda during the shareholder meeting and the documents that give the background to them.

(.X.)	YES	(...)	NO

c.

Indicate which person or entity of the company is responsible for following up the agreements adopted in the Shareholder Meetings. If it is a person, please include his/her position and the area in which he/she works.

AREA	Corporate Secretary

PERSON RESPONSIBLE
NAMES AND LAST NAMES	POSITION	AREA
Fernando Palao	Corporate Secretary	Corporate Secretary

d.	Indicate whether the information relating to the possessions of the company’s shareholders is in:

	(...)	THE COMPANY
	(..x.)	A COMPENSATION AND LIQUIDATION INSTITUTION

e.	Indicate how frequently the company updates the data referring to shareholders who appear in their share register.

FREQUENCY	INFORMATION SUBJECT TO UPDATING
	HOME ADDRESS	ELECTRONIC MAIL	TELEPHONE NUMBER
MORE THAN MONTHLY	(...)	(...)	(...)
MONTHLY	(X)	(...)	(X)
QUARTERLY	(...)	(...)	(...)
ANNUALLY	(...)	(...)	(...)
LESS THAN ANNUALLY	(...)	(...)	(...)

(.x.)	OTHER, please specify The agent who registers the shares is The Bank of New York and the SAP are responsible for communicating changes to CAVALI.

f.	Describe THE COMPANY’s dividend policy applicable to the financial year to which this report refers.

DATE OF APPROVAL	March 14, 1997
ENTITY THAT APPROVED IT	Board of Directors
DIVIDENT POLICY (CRITERIA FOR THE DISTRIBUTION OF PROFITS)

According to the Law of The Bermudas, the dividends can be declared and paid periodically, on the condition that Credicorp can pay its obligations on the deadlines, and the attainable value of Credicorp’s assets is not less than the aggregate of its obligations and the accounts of the premiums of the shares and the social capital issued after the payment of said dividends. If it is not possible to ensure that dividends will be paid, or the amount of the dividends if there were any, Credicorp expects to announce and pay dividends annually, and Credicorp’s Board of Directors currently intends to authorize payment to shareholders of annual dividends of not less than 25% of the net consolidated profits. However, the payment of dividends remains subject to the Law of The Bermudas and to the discretion of the Board of Directors of Credicorp and will depend on the general situation of Credicorp’s business and financial performance, the availability of dividends from Credicorp’s subsidiaries and the restrictions to their payment and other factors that Credicorp’s Board of Directors considers relevant.

               For the payment of dividends to the holders of Credicorp’s Common Shares and to cover the company’s costs, Credicorp depends almost exclusively on the dividends from its subsidiaries, and will be able to determine that its subsidiaries declare dividends subject to the certain demands on reserves and capital, according to the laws applicable to the banking and insurance industry.

g.	If relevant, specify which dividends are in cash and which are in shares distributed by THE COMPANY in the financial year to which this report refers and in the previous financial year.

DELIVERY	DIVIDEND PER SHARE
	IN CASH	IN SHARES
TYPE OF UNIQUE SHARE
FINANCIAL YEAR N -3- May, 2006	US$1.10
FINANCIAL YEAR N 2- May, 2005	US$0.80
TYPE OF SHARE
FINANCIAL YEAR n-1
FINANCIAL YEAR n
INVESTMENT SHARES
FINANCIAL YEAR n-1
FINANCIAL YEAR n

BOARD OF DIRECTORS

h.	Please provide the following information on the sessions of THE COMPANY’s Board of Directors carried out during the financial year to which this report refers:

NUMBER OF SESSIONS CARRIED OUT:	12
NUMBER OF SESSIONS IN WHICH ONE OR MORE DIRECTORS WERE REPRESENTED BY SUBSTITUTE OR ALTERNATE DIRECTORS	0
NUMBER OF TITLED DIRECTORS WHO WERE REPRESENTED ON AT LEAST ONE OCCASION	0

i.	Indicate the type of bonuses received by the Board of Directors for fulfillment of goals in THE COMPANY.
None

	(.X.)	NOT APPLICABLE. the company DOES NOT HAVE BONUS PROGRAMS FOR DIRECTORS

j.	Indicate whether the types of bonuses described in the previous question are regulated in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(...)	(...)	(...)	(...)

* Specify the name of the document, if not THE COMPANY’s statutes.

	(.X.)	THEY ARE NOT REGULATED

k.	Indicate the percentage represented by the total amount of annual payments to the directors, compared to the level of net income, according to THE COMPANY’s financial statements.

TOTAL PAYMENTS (%)
INDEPENDENT DIRECTORS	N/A
DEPENDENT DIRECTORS	N/A

l.	Indicate whether Board discussions on management performance took place without the presence of the CEO.

(...)	YES	(...)	NO	(X)	N/A

SHAREHOLDERS AND POSSESSIONS

m.

Indicate the number of shareholders with the right to vote, shareholders without the right to vote (if there are any) and investment shareholders (if there are any) of THE COMPANY at the close of the financial year to which this report refers.

TYPE OF SHARE (including investment shares)	NUMBER OF HOLDERS (at the close of the financial year)
SHARES WITH THE RIGHT TO VOTE	4.555
SHARES WITHOUT THE RIGHT TO VOTE	-
INVESTMENT SHARES	-
TOTAL	4.555

n.	Give the following information on shareholders and investment shareholders with a participation greater than 5% at the close of the financial year to which this report refers.
Type of Share: _____ONLY ONE TYPE ___________________

NAMES AND LAST NAMES	NUMBER OF SHARES	PARTICIPATION (%)	NATIONALITY
ÁTLANTIC SECURITY HOLDING CORP		15.49	GRAN CAYMAN
IN-FONDOS NV-FONDOS HO-FONDOS URIGELER INTERNATIONAL		10.00 9.33 7.83 5.60	PERU PERU PERU PANAMA

Type of Share: ______NEGATIVE__________________

NAMES AND LAST NAMES	NUMBER OF SHARES	PARTICIPATION (%)	NATIONALITY
-0-

          Investment Shares NEGATIVE

NAMES AND LAST NAMES	NUMBER OF SHARES	PARTICIPATION (%)	NATIONALITY
-0-

OTHER

o.	Indicate whether the company has an internal code of conduct or similar document concerning ethical criteria or professional responsibility.

(.X.)	YES	(...)	NO

If the answer is affirmative, give the exact name of the document:
Code of Ethics
Code of Ethics for Professionals with financial responsibility

p.	Are records kept of cases where the afore-mentioned regulations (question a) have not been fulfilled?

(.X.)	YES	(...)	NO

q.	If the answer to the previous question is affirmative, please give the name of the person or entity responsible for maintaining said records in the company.

r.

AREA RESPONSIBLE	LABOR RELATIONS DEPARTMENT – HUMAN RESOURCES DIVISION

PERSON RESPONSIBLE
NAMES AND LAST NAMES	TITLE	AREA
Rocio Vignes Pareja	HEAD OF THE LABOR RELATIONS DEPARTMENT	HUMAN RESOURCES

s.	Please give the following information for all documents mentioned in the present report (Statutes, Internal Regulations, Manual or other documents):

NAME OF THE DOCUMENT	APPROVAL BODY	DATE OF APPROVAL	DATE OF LAST MODIFICATION
CREDICORP’S CODE OF ETHICS	BOARD	30/03/03	18/09/06
CODE OF ETHICS FOR PROFESSIONALS WITH FINANCIAL RESPONSIBILITIES - CREDICORP	BOARD	30/03/03	18/09/06

t.	Include any other information you consider relevant.

a.	Indicate whether the responsibilities described in the previous questions are regulated in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(...)	(.X)	(...)	(...)	Normative System – Structure and Functions of the Audite Division

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)	THEY ARE NOT REGULATED

THE RESPONSIBILITIES OF THE BOARD OF DIRECTORS

Principle	Fulfillment
	0	1	2	3	4
2.

Principle (V.D.1).- The Board of Directors must carry out certain key functions, namely:
Evaluate, approve and direct the corporate strategy; establish the objectives and goals as well as the main action plans, the policy for follow-up, control and risk management, the annual budgets and the business plans; control the implementation of the afore-mentioned plans and budgets; and supervise the main expenditure, investments, acquisitions and transfers.

					X

a.

If the Board of Directors of THE COMPANY is responsible for the function described in this principle, please indicate whether this function of the Board of Directors is contained in one or any of THE COMPANY’s documents..

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(X.)	(...)	(...)	(...)

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)	THE BOARD OF DIRECTORS IS RESPONSIBLE FOR THE DESCRIBED FUNCTION BUT IT IS NOT REGULATED
(...)	NOT APPLICABLE. THE BOARD OF DIRECTORS IS NOT RESPONSIBLE FOR THIS FUNCTION

Principle		Fulfillment
		0	1	2	3	4
The Board of Directors must carry out certain key functions, namely:
3.	Principle (V.D.2).- To select, supervise and, when necessary, replace the principal executives, as well as establishing how much to pay them.					X
4.	Principle (V.D.3).- To evaluate the remuneration of the principal executives and the members of the Board of Directors, ensuring that procedures for selecting the directors are formal and transparent.					X

a.	If the Board of Directors of THE COMPANY is responsible for the functions described in this principle, please indicate whether they are regulated in any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(.X)	(...)	(...)	(...)

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)	THE BOARD OF DIRECTORS IS RESPONSIBLE FOR THE FUNCTIONS DESCRIBED BUT THEY ARE NOT REGULATED
(...)	NOT APPLICABLE. THE BOARD OF DIRECTORS IS NOT RESPONSIBLE FOR THESE FUNCTIONS

b.	Specify the entity which is responsible for:

FUNCTION	BOARD OF DIRECTORS	CEO	OTHER (Specify)
HIRING AND REPLACING THE CEO	(..X.)	(...)
HIRING AND REPLACING THE MANAGEMENT STAFF	(...)	(.X..)
ESTABLISHING THE SALARIES OF THE PRINCIPAL EXECUTIVES	(.X.)	(...)
EVALUATING THE SALARIES OF THE PRINCIPAL EXECUTIVES	(...)	(.X.)
EVALUATING THE SALARIES OF THE DIRECTORS	(…)	(...)	AGM approved

c.	Indicate whether THE COMPANY has internal policies or defined policies for:

POLICIES FOR :	YES	NO
HIRING AND REPLACING THE PRINCIPAL EXECUTIVES	(.x.)	(...)
ESTABLISHING THE SALARIES OF THE PRINCIPAL EXECUTIVES	(.x..)	(...)
EVALUATING THE SALARIES OF THE PRINCIPAL EXECUTIVES	(.x..)	(...)
EVALUATING THE SALARIES OF THE DIRECTORS	(.x..)	(...)
SELECTING THE DIRECTORS	(.x.)	(...)

d.	If the answer to the previous question is affirmative for one or more of the procedures outlined, indicate whether such procedures are regulated in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(.X)	(.X)	(...)	(...)	The Shareholders’ Meeting approves the election and the salaries of the Directors. The Salaries Committee proposes. Regulation of the Salaries Commitee.

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)	THEY ARE NOT REGULATED

Principle	Fulfillment
	0	1	2	3	4
5.

The Board of Directors must carry out certain key functions, namely:
Principle (V.D.4).- Follow-up and control of the possible conflicts of interest between the administration, the members of the Board and the shareholders, including the fraudulent use of corporate assets and the abuse of transactions between interested parties.

					X

a.	If THE COMPANY’s Board of Directors is responsible for the function described in this principle, indicate whether this function of the Board is contained in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(...)	(.X)	(...)	(...)	Codes of Ethics and Ethics for Financial Professionals. Policies on the denunciation system. Policies on the prevention of asset laundering.

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)	THE BOARD OF DIRECTORS IS RESPONSIBLE FOR THE FUNCTION DESCRIBED BUT IT IS NOT REGULATED
(...)	NOT APPLICABLE. THE BOARD IS NOT RESPONSIBLE FOR THIS FUNCTION

b.	Specify the number of conflict of interest cases that have been the subject of discussion by the Board of Directors during the financial year to which this report refers.

NUMBER OF CASES	None

c.	Indicate whether THE COMPANY or its Board of Directors has a Code of Ethics or similar document in which conflicts of interest that could arise are regulated.

(.X.)	YES	(...)	NO

If the reply is affirmative, please specify the exact name of the document: The Codes of Ethics and Ethics for Financial Professionals have been established in the Corporate Policies.

d.

Describe the pre-established procedures for approving transactions between related parties.
The Credit Management Committee evaluates the procedures and approves the transactions between the related parties in the same way as in any company.

Principle	Fulfillment
	0	1	2	3	4

6.

The Board of Directors must carry out certain key functions, namely:
Principle  (V.D.5).- Ensure the integrity of the accounting systems and the company’s financial statements, including an independent audit, and the existence of the necessary control systems, especially financial and non-financial risk control and fulfillment of the law.

					X

a.	If THE COMPANY’s Board of Directors is responsible for the function described in this principle, indicate whether this function of the Board is contained in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(X.)	(X.)	(...)	(...)	In the Statutes and in the Corporate Policies – Audite Committee.

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)	THE BOARD OF DIRECTORS IS RESPONSIBLE FOR THE FUNCTION DESCRIBED BUT IT IS NOT REGULATED
(...)	NOT APPLICABLE. THE BOARD OF DIRECTORS IS NOT RESPONSIBLE FOR THIS FUNCTION

b.	Indicate whether THE COMPANY has financial and non-financial risk control systems.

(.X.)	YES	(...)	NO

c.	Indicate whether the control systems referred to in the previous question are regulated in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(...)	(X.)	(.X)	(...)	Normative System – Operational Risk Administration, Market Risk and Credit Policy Administration.

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)	THEY ARE NOT REGULATED

Principle	Fulfillment
	0	1	2	3	4
7.

The Board of Directors must carry out certain key functions, namely:
Principle(V.D.6).- Supervise the effectiveness of the governance practices in accordance with which it operates, carrying out changes as they become necessary

				X

a.	Is the Board of Directors of THE COMPANY responsible for the function described in this principle?

(.X.)	YES	(...)	NO

b.	Describe the pre-established procedures for supervising the effectiveness of the governance practices, specifying the number of evaluations that have taken place during the period.

IN THE SESSIONS OF THE BOARD OF DIRECTORS AND THE EXECUTIVE COMMITTEE. THE NUMBER OF EVALUATIONS IS NOT AVAILABLE.

c.	Indicate whether the procedures described in the previous question are regulated in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(...)	(...)	(...)	(...)

* Specify the name of the document, if not THE COMPANY’s statutes.

(.X.)	THEY ARE NOT REGULATED

Principle		Fulfillment
		0	1	2	3	4

8.	The Board of Directors must carry out certain key functions, namely: Principle (V.D.7).- Supervise the information policy.					X

a.	If the Board of Directors is responsible for the function described in this principle, please indicate whether this function of the Board is contained in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(.X)	(.)	(...)	(...)

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)	THE BOARD OF DIRECTORS IS RESPONSIBLE FOR THE FUNCTION DESCRIBED BUT THE FUNCTION IS NOT REGULATED.
(...)	NOT APPLICABLE. THE BOARD OF DIRECTORS IS NOT RESPONSIBLE FOR THIS FUNCTION.

b.	Describe THE COMPANY’s policy on disclosure and communication of information to the shareholders.
The controls and procedures in place for sharing information are in accordance with the following guidelines:

a) Accounting Policies. These must be duly circulated, presented and explained, and their application made uniform and continuous in time. Should changes to the Accounting Policies be proposed, the reasons for and corresponding details of such proposals must be submitted to the Auditing Committee for consideration.

b) Design of the controls and procedures for sharing information: ensure that the information that needs to be presented and circulated in the reports to CONASEV and SEC is registered, processed, consolidated and sent within the time scales established by the standards currently in force. Ensure that the information that needs to be presented and circulated in the reports to CONSASEV and SEC is communicated at the right time to the CEO and the Central Finance Manager and to the people who perform similar functions, in order to allow them to take appropriate decisions regarding the required presentations.

c) Preparation of Form 20F
d) Communication of important facts in the reports to CONASEV and SEC
e) There is a group which inspects the information to be divulged.

(...)	NOT APPLICABLE, THE COMPANY DOES NOT HAVE THE AFORE-MENTIONED POLICY

c.	Indicate whether the policy described in the previous question is regulated in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(...)	(.X)	(...)	(...)	Corporate Policies – Controls and procedures for divulgation of information

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)	IT IS NOT REGULATED

Principle	Fulfillment
	0	1	2	3	4
9.

Principle (V.E.1).- The Board of Directors may establish special entities in accordance with the needs and dimensions of the company, especially the entity that  takes on the function of auditing. Likewise, these special entities can be formed to take on functions of appointments, payment, control and planning.
These special entities will be constituted within the Board of Directors as support mechanisms and should preferably be made up of independent directors, so that impartial decisions can be made on matters where conflicts of interest could arise.

					X

a.	If the reply to the previous question is affirmative, please give the following information regarding each committee of the Board of Directors within THE COMPANY.

Audite Committee
I.	DATE OF CREATION: 31.10.2002

II. FUNCTIONS:

The Auditing Committee has the following functions with regard to:

EXTERNAL AUDITORS

•	Nominating the external auditors within three months of the end of the financial year.

•	Hiring the external auditors for auditing, revision or certification services and supervising the execution of their work;

•	Revising all the reports prepared by the external auditors and informing the Board of Directors;

•	Ensuring that the professional team of external auditors has the necessary capacity for carrying out the audit;

•	Ensuring that the external auditors fulfill the criteria of independence;

•	Ensuring that the external auditors report directly to the Auditing Committee concerning the results of the audit;

•	Ensuring that the external auditors’ reports include the evaluation of Credicorp’s internal accounting control system;

•	Approving any additional service that may be requested of the external auditors (or of persons or firms affiliated to them);

•	Ensuring that the external auditors (or persons or firms affiliated to or related to them) are not hired to carry out any of the services prohibited by the standards of the SEC;

•	Resolving disputes that arise between the External Auditors and the Corporation’s Management regarding the financial reports they are inspecting.

•	Checking and evaluating the formal communication that the external auditors must send on independent relationships and conflicts of interest with Credicorp.

MANAGEMENT OF COMPLAINTS AND INFORMATION RECEIVED

•

Receiving and administering the complaints and information received from the personnel of the Corporation relating to matters of accounting, finance, internal control and auditing, according to procedures established by the Committee in the Corporation’s Denunciation System policy;

•

Administering the anonymous and confidencial denunciations presented by employees of the Corporation relating to irregular accounting transactions, guaranteeing their protection against reprisals, reprimands or other measures by the Management of the Corporation.

HIRING ADVISORS

•

Hiring the services of external advisors or any expert or experts on legal and/or accounting matters, as considered necessary for carrying out their repsonsibilities. If another opinion is required on a technical matter or if the Committee requires additional information, in order to avoid conflicts of interest, the advisors contracted must not be the same as those hired by management for those specific purposes.

BUDGET

•	Obtaining resources from Credicorp to hire the firm of external auditors in order to issue an auditor’s report or related task, or any other auditing, inspection, evaluation or certification service;

•	Obtaining resources from Credicorp for paying any advisor hired by the Auditing Committee.

INTERNAL CONTROLS

•	Evaluating the design of the Corporation’s internal control procedures in order to guarantee that:

o	They protect the assets effectively,

o	They enable verification that the transactions are being adequately authorized and registered;

•

Ensuring that Management has implemented the suggestions and recommendations resulting from the internal control evaluations carried out by the Auditing Division and by the External Auditors, by revising the corresponding reports;

•	Being involved in the analysis of any deficiency in the internal control system and frauds declared in the certifications that are sent to CONASEV and SEC.

FINANCIAL CONTROLS

•	Evaluating the main accounting principles used in producing Credicorp’s financial statements;

•	Evaluating the presentation of financial statements, including:

	•	The most significant matters in the selection and application of and/or changes in the accounting principles,

	•	The effectiveness and operativeness of internal controls in the preparation of the financial statements;

	•	The corrective measures adopted as a result of significant deficiencies in control that may have been identified.

•	Evaluating the analysis of financial information or accounting matters prepared by the administration and/or the external auditors, paying special attention to:

	•	Significant matters of financial information,

	•	Opinions issued in connection with the preparation of the financial statements,

	•	The effects of using other alternatives permitted by generally accepted accounting principles in the preparation of the financial statements,

	•	Off balance sheet operations.

	•	Inspecting the reports that are prepared on important accounting policies and practices applied by the Corporation.

•

Evaluating the alternative accounting methods that are permitted by Generally Accepted Accounting Principles that have been discussed by the external auditor with Credicorp’s management, including the possible effects of using such alternatives and the approach preferred by the auditor;

	•	Seeing and evaluating the draft financial statements of the entity;

	•	Seeing and evaluating the report on the financial statements issued by the external auditors;

	•	Seeing and evaluating the annual work plan of Credicorp’s Internal Auditing Division and the external auditors and others that are of significant importance to the Corporation;

	•	Inspecting the quarterly financial statements;

•

Inspecting the annual audited financial statements and the quarterly financial statements with Credicorp’s management and, in relevant cases, with the external auditors, including the analysis of the financial situation and the results of the operations.

REGULATORY MATTERS

	•	Ensuring that regulatory and legal requirements are fulfilled within the jurisdiction applicable to each case;

	•	Taking corrective measures if reports are received from the Credicorp lawyers on the existence of significant violations to the SEC standards or infulfillment of Credicorp’s fiduciary duties;

	•	Checking the reports that have to be presented to the SEC and other competing authorities with the management and external auditors prior to their presentation;

INTERNAL AUDITORS

	•	Approving the Annual Work Plan.

	•	Inspecting and evaluating the reports that are issued.

	•	Inspecting and evaluating the bi-annual report on the controls and procedures of divulgation of information (CPD).

	•	Evaluating the fulfillment of the Annual Work Plan.

OTHER MATTERS

	•	Preparing periodic reports for the Board of Directors on the principal tasks carried out during its leadership. This report can be backed up by any member of the Committee or by all its members.

•	Holding separate, periodic meetings with:

	•	The Management,

	•	The Auditing Division,

	•	The External Auditors;

III. PRINCIPAL RULES FOR ORGANIZATION AND FUNCTIONING:

The Audit Committee is selected by Credicorp’s Board of Directors and is made up of not fewer than four of its members.

The Committee is responsible for the supervision, monitoring and independent inspection of:

1.	The processes for the preparation of the financial and accounting information of Credicorp and its subsidiaries;

2.	Credicorp’s internal control procedures;

3.	The audits carried out into Credicorp’s financial statements; and

4.	The integrity of Credicorp’s financial statements.

5.

The Audit Committee looks out for the interests of the investors and supervises the fulfillment of the standards established by the Securities and Exchange Commission (hereonafter the “SEC”) and other regulatory entitities.

IV. MEMBERS OF THE C OMMITTEE:

NAMES AND LAST NAMES	DATE		ROLE WITHIN THE COMMITTEE
	START	FINISH
Luis Enrique Yarur	28.11.02	Currently	President and financial expert
Luis Nicolini B.	28.11.02	Currently	Director
Reynaldo Llosa B.	28.11.02	Currently	Director
Juan Carlos Verme G	28.11.02	Currently	Director
V. N UMBER OF SESSIONS HELD DURING THE FINANCIAL YEAR:			4
VI. DOES IT HAVE DELEGATED FACULTIES IN ACCORDANCE WITH ARTICLE 174 OF GENERAL COMPANIES LAW?			(.X.) YES	(…) No

(…)	NOT APPLICABLE, THE COMPANY DOES NOT HAVE COMMITTEES WITHIN THE BOARD OF DIRECTORS

Principle	Fulfillment
	0	1	2	3	4
10.

Principle (V.E.3).- The number of members of a company’s Board of Directors should ensure the plurality of opinions within said Board, so that the decisions adopted are a consequence of an appropriate deliberation, always considering the best interests of the company and the shareholders.

					X

a.	Give the following information regarding the directors of THE COMPANY during the financial year to which this report refers.

NAMES AND LAST NAMES	EDUCATION2.	DATE		SHAREHOLDER PARTICIPATION/..
		START1/.	FINISH	Nº OF SHARES	PART. (%)
DEPENDENT DIRECTORS
Dionisio Romero S.

Master’s in Business Administration, University of Stanford, BA in Economic Science, Pomona College, California, both in the United States of America. Mr Romero is Chairman of the Board of Credicorp Ltd., and President of the Banco de Crédito del Perú. President of Atlantic Security Holding Corporation, Gran Cayman. He is Director and President of the Banco de Crédito of Bolivia, President of the Crédito Group and BCP’s subsidiaries: Credileasing, Credifondo SAFM, Creditítulos, Inmobiliaria BCP, Soluciones en Procesamiento - Servicorp, and Vice President of Pacífico Peruano Suiza. Director of the Banco de Crédito e Inversiones, Chile.

		18.08.95		N/A	N/A

NAMES AND LAST NAMES	EDUCATION2.	DATE		SHAREHOLDER PARTICIPATION/..
		START1/.	FINISH	Nº OF SHARES	PART (%)
INDEPENDENT DIRECTORS
Luis Nicolini B.	Businessman dedicated specifically to financial, industrial and agro-industrial activities. As a banker, he holds the position of Vice President of the Banco de Crédito del Perú. He is also Vice President and Director of the Banco de Crédito of Bolivia and all BCP’s subsidiaries. He is Vice President of Credicorp and of Atlantic Security Bank. In addition, he is Director of Inversiones Centenario, Alicorp and Pacifico Peruano Suiza, and Chairman of the Board of the textile company Fábrica de Tejidos La Bellota.	18.08.95		N/A	N/A
Fernando Fort M.	Lawyer and Partner of the Legal Firm Fort, Bertorini y Godoy. He is Director of BCP’s Subsidiaries and the Banco de Crédito of Bolivia. Director of Atlantic Security Bank. He is a member of the Board of Directors of Inversiones Centenario, Generalima S.A., Almacenera del Perú S.A., Empresa de Generación Termoeléctrica Ventanilla S.A. - Etevensa, Inversiones Distrilima S.A., Hermes Transportes Blindados S.A. and Motores Diesel Andinos S.A.	30.03.99		N/A	N/A
Reynaldo Llosa B.	Administrator of Companies, he has studied at the Allied School in Great Britain. Director of the Banco de Crédito del Perú. He is Director of BCP’s subsidiaries and of the Banco de Crédito de Bolivia. Director of Atlantic Security Bank. He is a Principal Partner and CEO of the firm F.N. Jones S.R.Ltda, and Director of Pacifico Peruano Suiza, Distrilima, Generalima, Etevensa, Edelnor.	18.08.95		N/A	N/A
Juan Carlos Verme G.	Businessman. He has studied at the University of Zurich, Switzerland and has a Master’s from ESAN, Lima. Director of the Banco de Crédito del Perú and member of the Board of Directors of the Subsidiaries of BCP and the Banco de Crédito de Bolivia. He is Director of Atlantic Security Bank. He is on the Board of Directors of important industrial companies. He is a member of the General Assembly of Associates of the Patronage of the Art Museum of Lima, of which he is the current Chairman.	18.08.95		N/A	N/A

NAMES AND LAST NAMES	EDUCATION2.	DATE		SHAREHOLDER PARTICIPATION/..
		START1/.	FINISH	Nº OF SHARES	PART (%)
INDEPENDENT DIRECTORS
Luis Enrique Yarur

Master’s in Economics and Company Management from the EISE, Spain, and Lawyer graduated from the University of Navarra, Spain. He is currently President of Juan Yarur S.A.C., President of the Banco de Crédito e Inversiones, Chile, Vice President of the Asociación de Bancos e Instituciones Financieras A.G. and Director of the Stock Exchange in Santiago. He is also a member of the International Advisory Board IESE, España, Member of the Business Advisory Commission of the ESE, University of the Andes, Director of Bci Seguros Generales S.A., Director Bci Seguros de Vida S.A., President of Jordan S.A. and Vice President of Lourdes S.A. Director of the Banco de Crédito del Perú .

		31.03.05		N/A	N/A
Felipe Ortiz de Zevallos	Industrial Engineer with a Master’s in Administrative Science from the University of Rochester and a degree from the Administration Program of the Harvard Business School. Mr Ortiz de Zevallos is the Rector of the Universidad del Pacífico en Lima (elected for the 2004-2009 period). He is also a member of the Board of Directors of several companies, among them Grupo Apoyo (Chairman of the Board), Mining Company Buenaventura S.A. and Universia.	31.03.05		N/A	N/A
Germán Suárez Chávez	Economist with a Master’s in Economy from the University of Columbia. Mr Suárez was the Executive Chairman of the Board of Directors of the Central Reserve Bank of Peru from 1992 to 2001, and is a member of the Board of the Mining Company Buenaventura S.A.	31.03.05		N/A	N/A

1/.	Corresponds to the first appointment.
2/.	Include professional education and whether he has experience in other Boards of Directors.
3/.	Only obligatory for directors with a participation in the social capital that is equal to or greater than 5% of the company’s shares.

Principle	Fulfillment
	0	1	2	3	4
11.

Principle (V.F, second paragraph).- Information pertaining to the matters that will be  dealt with in each session must be at the disposal of the directors in sufficient time for them to read it, unless it concerns strategic matters that demand confidentiality, in which case it will be necessary to establish mechanisms by which the directors can evaluate such matters adequately.

				X

a.	How is information on matters that will be dealt with in a Board meeting communicated to the directors?

	(.X.)	ELECTRONIC MAIL
	(.X.)	MAIL
	(….)	OTHER.
	(.X.)	IT IS COLLECTED IN PERSON WITHIN the company

b.	How many days in advance is the information on matters to be dealt with in a session at the disposal of the directors of THE COMPANY?

	FEWER THAN 3 DAYS	FROM 3 TO 5 DAYS	MORE THAN 5 DAYS
NON-CONFIDENTIAL INFORMATION	(...)	(...)	(.X.)
CONFIDENTIAL INFORMATION	(.X.)	(...)	(...)

c.	Indicate whether the procedures established to allow directors to analyse information considered confidential are regulated in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHE	NAME OF THE DOCUMENT *
(...)	(...)	(...)	(...)

* Specify the name of the document, if not THE COMPANY’s statutes.
(...)	THE COMPANY HAS AN ESTABLISHED PROCEDURE BUT IT IS NOT REGULATED
(.X.)	NOT APPLICABLE. the company DOES NOT HAVE A PROCEDURE

Principle	Fulfillment
	0	1	2	3	4
12.

Principle (V.F, third paragraph).- Following clearly established and defined policies, the Board of Directors decides on the hiring of specialized advisory services required by the company to take decisions.

					X

a.	Describe the pre-established policies on contracting specialized advisory services by on the Board or the directors.

THE AUDIT COMMITTEE IS RESPONSIBLE FOR THIS FUNCTION, AS INDICATED IN ITS REGULATORY DOCUMENT.

The services that are subject to approval from the Auditing Committee fall into four categories:

		a)	Audit Services:

The Audit services that can be approved by the Committee include:

•

Annual auditing of the consolidated financial balances, the subsidiaries, investments in other companies; and any procedures the external auditor may need to carry out in order to form an opinion of Credicorp’s consolidated financial balances.

•

Tasks that the external auditor may need to carry out as part of an audit, such as revision of the information systems and accounting processes, and evaluations carried out in order to understand and assess the internal control systems, as well as consultations that are made in relation to the audit.

	•	Certification of the external auditor for internal controls to which Section 404 of the Sarbanes-Oxley Act refers.

The Audit Committee will supervise the execution of the external auditing services as necessary. It will also approve, if necessary, any modification in the terms, conditions, cost and scope of the audit.

The Audit Committee may carry out a general approval of other auditing services, which are those that only the external auditor can reasonably provide; such as auditing services required by legal standards, financial audits for subsidiaries or affiliates of Credicorp; and services associated with the presentation of documents to the SEC or other documents published in relation to the supply of bonds/securities.

		b)	Services related to audit:

The services related to the audit are opinions or services that are in line with the execution of the audit or the revision of Credicorp’s financial balances, and which are traditionally carried out by the external auditor. These services include, among others:

	•	“Due diligence” with regard to possible acquisitions;

	•	Advisory services relating to accounting or financial reports;

	•	Assistance in the comprehension and/or implementation of new accounting and financial rules established by regulatory entities;

	•	Auditing procedures relating to accounting matters previously agreed with the Management;

	•	Advice on matters of internal control.

The Audit Committee can give its general approval of the services relating to the audit if its members consider that these services do not compromise the independence of the external auditor and if they are consistent with the rulings of the SEC.

		c)	Taxation Services:

Taxation services include fulfillment of current taxation standards, planning and recommendations that do not compromise the independence of the external auditor.

The Audit Committee can give its general approval of those taxation services that have historically been provided by the external auditor and which are consistent with regulations regarding the independence of the auditor issued by the SEC. Any taxation service that involves complex transactions needs specific approval from the Audit Committee.

		d)	Other services:

These are the recurring or non-recurring services that do not compromise the independence of the external auditor and which are permitted by the regulations for the independence of the auditor issued by the SEC.

		(...)	NOT APPLICABLE. the company DOES NOT HAVE THE AFORE-MENTIONED POLICIES

b.	Indicate whether the policies described in the previous question are regulated in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHE	NAME OF THE DOCUMENT *
(...)	(.X)	(...)	(...)	Corporate Policies – Audit Committee

* Specify the name of the document, if not THE COMPANY’s statutes.

	(...)	THEY ARE NOT REGULATED

c.	Give the list of specialized advisors to the Board of Directors who have provided services to aid THE COMPANY’s decision making during the financial year to which this report refers.

Medina, Zaldivar Paredez y Asociados

Principle		Fulfillment
		0	1	2	3	4
13.	Principle (V.H.1) .- The new directors must be instructed in their faculties and responsibilities and on the characteristics and organizational structure of the company.				X

a.	If THE COMPANY has induction programs for the new directors, indicate whether such programs are regulated in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHE	NAME OF THE DOCUMENT *
(...)	(...)	(...)	(...)

* Specify the name of the document, if not THE COMPANY’s statutes.

(.X.)	THE INDUCTION PROGRAMS ARE NOT REGULATED
(...)	NOT APPLICABLE. the company DOES NOT HAVE THE AFORE-MENTIONED PROGRAMS

Principle	Fulfillment
	0	1	2	3	4
14.

Principle V.H.3).- Procedures must be established for the Board of Directors to elect one or more replacements should a case arise where there is a vacancy for one or more directors and there are no substitute directors, in order to complete the numbers for the remaining period, if there is no provision for a different approach in the Statutes.

					X

a.	During the financial year to which this report refers, has a vacancy arisen for one or more directors?

(...)	YES	(.X.)	NO

b.	If the answer to the previous question is affirmative, in accordance with the second paragraph of article 157 of the General Companies Law, please indicate the following:

	YES	NO
DID THE BOARD OF DIRECTORS ELECT THE REPLACEMENT?	(...)	(...)
If yes, what was the average time taken to designate the new director (in calendar days)?

c.	Describe the pre-established procedures for electing replacements for directorship vacancies.
Majority decision of the Directors

(...)	NOT APPLICABLE. the company DOES NOT HAVE PROCEDURES

d.	Indicate whether the procedures described in the previous question are contained in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(.X)	(...)
(...)
(...)

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)	THEY ARE NOT REGULATED

Principle	Fulfillment
	0	1	2	3	4
15.

Principle (V.I, first paragraph).- The functions of the Chairman of the Board, Executive Chairman (if relevant), and the CEO, should be clearly defined in the statutes or the internal regulations of the company in order to avoid possible conflicts and duplication of functions.

					X

16.

Principle (V.I, second paragraph).- The organic structure of the company should prevent all the functions, responsibilities and authority from being centralized on the Chairman of the Board, the Executive Chairman, the CEO and other officials with management responsibilities.

					X

a.

Should any of the replies to the previous question be affirmative, indicate whether the responsibilities of the Chairman of the Board of Directors, of the Executive Chairman (should there be one), of the CEO and of other officials with management responsibilities are contained in one or any of THE COMPANY’s documents.

RESPONSIBILITIES OF:	STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *	THEY ARE NOT REGULATED	NOT APPLICABLE **
Chairman of the board	(.X.)	(...)	(...)	(...)		(...)	(...)
Executive chairman	(.X.)	(...)	(...)	(...)		(...)	(...)
CEO	(X..)	(...)	(...)	(...)		(...)	(...)
Management staff	(...)	(.X)	(...)	(...)	Structure and functions	(...)	(...)

* Specify the name of the document, if not THE COMPANY’s statutes.
** The functions and responsibilities of the officeholder indicated are not defined in the company.

Principle	Fulfillment
	0	1	2	3	4
17.

Principle V.I.5).- It is recommended that Management receive at least part of their payment on the basis of the company’s results, thus ensuring that the objective of maximizing the value of the company in favor of the shareholders is achieved.

					X

a.	With regard to the bonus policy for management staff, indicate the way(s) in which bonuses are given:

	(...)	AWARDING OF SHARES
	(X)	AWARDING OF OPTIONS
	(...)	MONETARY AWARDS
	(...)	OTHER. Give details……………………………………………………………………..

	(...)	NOT APPLICABLE. the company DOES NOT HAVE BONUS PROGRAMS FOR MANAGEMENT STAFF.

b.	Indicate whether the payment (without taking bonuses into account) received by the CEO and management staff is:

	A FIXED AMOUNT	A VARIABLE AMOUNT	PAYMENT (%)*
CEO	(...)	(...)	(N/A)
MANAGEMENT STAFF	(...)	(...)

* Indicate the percentage represented by the total amount of annual payments made to the members of the management staff and the CEO, in relation to THE COMPANY’s level of net income, according to the financial statements.

c.	Indicate whether THE COMPANY has some kind of established guarantees or similar in the case of dismissals of the CEO and/or management staff.

(.X.)	YES	(...)	NO

I.	SECOND SECTION: ADDITIONAL INFORMATION
RIGHTS OF THE SHAREHOLDERS

a.	Describe the means used to communicate to new shareholders their rights and how they can exercise them.

	(..)	ELECTRONIC MAIL
	(..)	DIRECTLY WITHIN THE COMPANY
	(..)	BY TELEPHONE
	(..)	WEB PAGE
	(..)	VIA MAIL
	(..)	OTHER. PLEASE SPECIFY_________________________________________________________
	(X)	NOT APPLICABLE. NEW SHAREHOLDERS ARE NOT TOLD OF THEIR RIGHTS NOR OF HOW TO EXERCISE THEM

b.	Indicate whether the shareholders have a hard copy of the points to be discussed on the agenda during the shareholder meeting and the documents that give the background to them.

(.X.)	YES	(...)	NO

c.

Indicate which person or entity of the company is responsible for following up the agreements adopted in the Shareholder Meetings. If it is a person, please include his/her position and the area in which he/she works.

AREA	Corporate Secretary

PERSON RESPONSIBLE
NAMES AND LAST NAMES	POSITION	AREA
Fernando Palao	Corporate Secretary	Corporate Secretary

d.	Indicate whether the information relating to the possessions of the company’s shareholders is in:

	(...)	THE COMPANY
	(..x.)	A COMPENSATION AND LIQUIDATION INSTITUTION

e.	Indicate how frequently the company updates the data referring to shareholders who appear in their share register.

FREQUENCY	INFORMATION SUBJECT TO UPDATING
	HOME ADDRESS	ELECTRONIC MAIL	TELEPHONE NUMBER
MORE THAN MONTHLY	(...)	(...)	(...)
MONTHLY	(X)	(...)	(X)
QUARTERLY	(...)	(...)	(...)
ANNUALLY	(...)	(...)	(...)
LESS THAN ANNUALLY	(...)	(...)	(...)

(.x.)	OTHER, please specify The agent who registers the shares is The Bank of New York and the SAP are responsible for communicating changes to CAVALI.

f.	Describe THE COMPANY’s dividend policy applicable to the financial year to which this report refers.

DATE OF APPROVAL	March 14, 1997
ENTITY THAT APPROVED IT	Board of Directors
DIVIDENT P OLICY (CRITERIA FOR THE DISTRIBUTION OF PROFITS)

According to the Law of The Bermudas, the dividends can be declared and paid periodically, on the condition that Credicorp can pay its obligations on the deadlines, and the attainable value of Credicorp’s assets is not less than the aggregate of its obligations and the accounts of the premiums of the shares and the social capital issued after the payment of said dividends. If it is not possible to ensure that dividends will be paid, or the amount of the dividends if there were any, Credicorp expects to announce and pay dividends annually, and Credicorp’s Board of Directors currently intends to authorize payment to shareholders of annual dividends of not less than 25% of the net consolidated profits. However, the payment of dividends remains subject to the Law of The Bermudas and to the discretion of the Board of Directors of Credicorp and will depend on the general situation of Credicorp’s business and financial performance, the availability of dividends from Credicorp’s subsidiaries and the restrictions to their payment and other factors that Credicorp’s Board of Directors considers relevant.

               For the payment of dividends to the holders of Credicorp’s Common Shares and to cover the company’s costs, Credicorp depends almost exclusively on the dividends from its subsidiaries, and will be able to determine that its subsidiaries declare dividends subject to the certain demands on reserves and capital, according to the laws applicable to the banking and insurance industry.

g.	If relevant, specify which dividends are in cash and which are in shares distributed by THE COMPANY in the financial year to which this report refers and in the previous financial year.

DELIVERY	DIVIDEND PER SHARE
	IN CASH	IN SHARES
TYPE OF UNIQUE SHARE
FINANCIAL YEAR N -3- May, 2006	US$ 1.10
FINANCIAL YEAR N 2- May, 2005	US$ 0.80
TYPE OF SHARE
FINANCIAL YEAR n-1
FINANCIAL YEAR n
INVESTMENT SHARES
FINANCIAL YEAR n-1
FINANCIAL YEAR n

BOARD OF DIRECTORS

h.	Please provide the following information on the sessions of THE COMPANY’s Board of Directors carried out during the financial year to which this report refers:

NUMBER OF SESSIONS CARRIED OUT:	12
NUMBER OF SESSIONS IN WHICH ONE OR MORE DIRECTORS WERE REPRESENTED BY SUBSTITUTE OR ALTERNATE DIRECTORS	0
NUMBER OF TITLED DIRECTORS WHO WERE REPRESENTED ON AT LEAST ONE OCCASION	0

i.	Indicate the type of bonuses received by the Board of Directors for fulfillment of goals in THE COMPANY
None

	(.X.)	NOT APPLICABLE. the company DOES NOT HAVE BONUS PROGRAMS FOR DIRECTORS

j.	Indicate whether the types of bonuses described in the previous question are regulated in one or any of THE COMPANY’s documents.

STATUTES	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(...)	(...)	(...)	(...)

* Specify the name of the document, if not THE COMPANY’s statutes.

	(.X.)	THEY ARE NOT REGULATED

k.	Indicate the percentage represented by the total amount of annual payments to the directors, compared to the level of net income, according to THE COMPANY’s financial statements.

TOTAL PAYMENTS (%)
INDEPENDENT DIRECTORS	N/A
DEPENDENT DIRECTORS	N/A

l.	Indicate whether Board discussions on management performance took place without the presence of the CEO.

(...)	YES	(...)	NO	(X)	N/A

SHAREHOLDERS AND POSSESSIONS

m.

Indicate the number of shareholders with the right to vote, shareholders without the right to vote (if there are any) and investment shareholders (if there are any) of THE COMPANY at the close of the financial year to which this report refers.

TYPE OF SHARE (including investment shares)	NUMBER OF HOLDERS (at the close of the financial year)
SHARES WITH THE RIGHT TO VOTE	4.555
SHARES WITHOUT THE RIGHT TO VOTE	-
INVESTMENT SHARES	-
TOTAL	4.555

n.	Give the following information on shareholders and investment shareholders with a participation greater than 5% at the close of the financial year to which this report refers.
Type of Share: _____ONLY ONE TYPE ___________________

NAMES AND LAST NAMES	NUMBER OF SHARES	PARTICIPATION (%)	NATIONALITY
ÁTLANTIC SECURITY HOLDING CORP		15.49	GRAN CAYMAN
IN-FONDOS NV-FONDOS HO-FONDOS URIGELER INTERNATIONAL		10.00 9.33 7.83 5.60	PERU PERU PERU PANAMA

Type of Share: ______NEGATIVE__________________

NAMES AND LAST NAMES	NUMBER OF SHARES	PARTICIPATION (%)	NATIONALITY
-0-

          Investment Shares NEGATIVE

NAMES AND LAST NAMES	NUMBER OF SHARES	PARTICIPATION (%)	NATIONALITY
-0-

OTHER

o.	Indicate whether the company has an internal code of conduct or similar document concerning ethical criteria or professional responsibility.

(.X.)	YES	(...)	NO

If the answer is affirmative, give the exact name of the document:
Code of Ethics
Code of Ethics for Professionals with financial responsibility

p.	Are records kept of cases where the afore-mentioned regulations (question a) have not been fulfilled?

(.X.)	YES	(...)	NO

q.	If the answer to the previous question is affirmative, please give the name of the person or entity responsible for maintaining said records in the company.

r.

AREA RESPONSIBLE	LABOR RELATIONS DEPARTMENT – HUMAN RESOURCES DIVISION

PERSON RESPONSIBLE
NAMES AND LAST NAMES	TITLE	AREA
Rocio Vignes Pareja	HEAD OF THE LABOR RELATIONS DEPARTMENT	HUMAN RESOURCES

s.	Please give the following information for all documents mentioned in the present report (Statutes, Internal Regulations, Manual or other documents):

NAME OF THE DOCUMENT	APPROVAL BODY	DATE OF APPROVAL	DATE OF LAST MODIFICATION
CREDICORP’S CODE OF ETHICS	BOARD	30/03/03	18/09/06
CODE OF ETHICS FOR PROFESSIONALS WITH FINANCIAL RESPONSIBILITIES - CREDICORP	BOARD	30/03/03	18/09/06

t.	Include any other information you consider relevant.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.